6-30

02056932

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September. 02
Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL ENGINE CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

FINANCIAL REPORT

30 JUNE 2002

Corporate Governance Statement

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated.

BOARD OF DIRECTORS AND ITS COMMITTEES

The key role of the Board of Directors is to ensure that corporate management is continually and effectively striving for above-average performance, taking account of risk and protecting shareholders' interests. The Board of Directors is responsible for the overall Corporate Governance of the consolidated entity including guidance and approval of strategic direction and assisting management in the establishment and monitoring of goals. The Board has established a number of Committees to assist in the execution of its responsibilities and to provide a framework for the management of the consolidated entity including a system of internal controls and the establishment of appropriate ethical standards.

The agenda for meetings is prepared in conjunction with the Chairman and Chief Executive Officer. Standing items include the Chief Executive Officer's report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

Composition of the Board

Details regarding the composition of the Board are set out in the Directors' Report.

Directors Dealing in Company Shares

The Company's policy with respect to Directors and Officers dealing in the Company's shares or options states that:

- Directors and Officers are prohibited from dealing in the Company's securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company's securities;
- Directors and Officers are prohibited from short term trading in the Company's securities;
- Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company's securities; and
- Directors and Officers are prohibited from undertaking transactions in the Company's securities during the period from one month prior to the proposed release of the Company's annual or half year result until two days after that release.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company's constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has developed procedures to assist Directors to disclose potential conflicts of interest.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company's executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company's expense.

Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets as and when required. Current members are the non-executive Directors, Mr R W Kelly (Chairman), Mr J R Marshall, Mr J G Young and the Hon. A S Peacock, AC.

Total remuneration for all non-executive Directors last voted upon by shareholders at the 2001 Annual General Meeting is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks.

Further details of Directors' remuneration, superannuation and retirement payments are set out in the Directors' Report.

Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies for inclusion in the financial report.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr A J Castleman and Mr R S Forbes. The external auditors, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. Current members are Mr J G Young (Chairman), Mr R W Kelly, Mr J R Marshall and the Hon. A S Peacock, AC.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States Corporations Laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

The consolidated entity has a policy and procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules. A comprehensive process is in place to identify matters that may have a material effect on the price of the Company's securities and to notify these matters to the Company Secretary. The Chief Executive Officer, Chief Financial Officer and Company Secretary are responsible for interpreting the Company's policy and, where necessary, informing the Board. The Company Secretary is responsible for all communications with the ASX.

BUSINESS RISKS

The Board recognises that it is in a business with high-risk exposures which, when minimised, should assist greatly in achieving high returns for its shareholders. The Board works with management to undertake business risk assessments to identify and resolve key business risks.

ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment.

SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated to shareholders as follows:

- A concise report is distributed to all shareholders worldwide (unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operation of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;
- A full financial report is available free of charge to all shareholders on request;
- The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder who requests them; and
- Continuous disclosure of material information to the stock exchanges, media outlets and via the internet.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting for the election of Directors.

The Directors present their report together with the financial report of Orbital Engine Corporation Limited (the Company or Orbital) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the auditors' report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

ROSS WILLIAM KELLY, B.E. (Hons) FAICD, AGE 64

Non-Executive Director. Mr Kelly joined the Board and was appointed Chairman in December 1995. Mr Kelly has had extensive experience consulting to many of Australia's larger businesses on both strategic and operational matters in his earlier career as Operations Director (Asia Pacific Zone) of PA Management Consultants. Mr Kelly is currently a director of a number of companies including Aurora Gold Limited and Clough Limited.

PETER CHAPMAN COOK, M.Pharm FRMIT,PhC, MPS, ARACI, AGE 54

Managing Director, appointed on 13 February 2002. Appointed Chief Executive Officer from 1 January 2002. Mr Cook has extensive experience commercializing intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell's Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals.

KIM CHRISTOPHER SCHLUNKE, B E ENG, AGE 49

Chief Executive Officer from July 1992 to December 2001. Joined the Board in 1986. Mr Schlunke was employed by Orbital for twenty-six years and prior to his appointment as Chief Executive was the Group's Executive Director of Engineering with responsibilities for technical and licensing activities. In 1988 he was awarded the Qantas Rolls Royce Award for Engineering Excellence for his significant contribution to the development of the OCP engine technology. Mr Schlunke resigned as a Director on 27 May 2002.

JOHN WILLIAM BEECH, B COMM, CPA, AGE 48

Executive Director. Joined the Board in 1992. Mr Beech has been an employee of Orbital since September 1987. Mr Beech was Company Secretary from 1989 to 1992 and Chief Financial Officer from 1989 to 1997. Since 1998, Mr Beech has held various executive positions both in Australia and USA, and now holds the position of Commercial Director for Orbital's Marine and Recreation division. Mr Beech resigned as a Director on 19 December 2001.

ALAN JAMES CASTLEMAN, B COMM, DIP EE, FIE (AUST), FAICD, AGE 61

Non-Executive Director. Joined the Board in 1992. Mr Castleman is Chairman of Australian Unity Limited, Western Metals Limited and the National Ageing Research Institute Inc. Mr Castleman's background has been in engineering, finance and management. Member of the Audit, Finance and Remuneration Committees until retirement. Mr Castleman retired as a Director on 27 May 2002.

ROBERT SLADE FORBES, AGE 65

Non-Executive Director. Joined the Board in 1984. Mr Forbes is a past Chairman of the Stock Exchange of Perth Ltd (1982 – 1984) and is an affiliate of the Australian Stock Exchange Ltd. He is a senior investment advisor with Hartley Poynton. Mr Forbes is also Deputy Chairman of Hartleys Ltd and a non-executive Director of Add Venture Capital Ltd, a venture capital company. Member of the Audit and Finance committees until retirement. Mr Forbes retired as a Director on 27 May 2002.

KENNETH NOEL JOHNSEN, DIP MECH ENG, DIP PROD ENG, FAICD, AGE 48

Executive Director. Joined the Board in 1986. Mr Johnsen has been employed by Orbital for over thirty years and has held a number of senior positions within Orbital, both in Australia and in the United States of America. Mr Johnsen is responsible for the Group's licensing affairs and market development strategies. Mr Johnsen resigned as a Director on 19 December 2001.

JOHN RICHARD MARSHALL, B MECHE, DIP MECHE, FIE (AUST), F.SAE.A, MSME, AGE 70

Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program; Chairman, Industry Advisory Board Euro-Australian Cooperation Centre; Finance Committee member of the Australian Conservation Foundation and Director of Emtech International Pty Ltd. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

THE HON ANDREW SHARP PEACOCK, AC, AGE 63

Non-Executive Director appointed 19 December 2001. The Hon. Andrew Peacock completed a three year term as Australian Ambassador to the USA in February 2000. Previously Mr Peacock held senior Ministerial positions in Australian Governments in the 1970's and 1980's, including the Foreign Affairs, Industrial Relations, Industry and Commerce and Environment portfolios. Mr Peacock is President, Boeing – Australia, Chairman of the International Advisory Board of Trafalgar International Group S.A. and Trafalgar Capital Limited, London and Chairman of Madison Communications Group, Melbourne.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 58

Non-Executive Director. Joined the Board in 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He is a director of Cape Bouvard Investments Pty Ltd.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are as follows:

Director	Directors' Meetings		Audit Committee Meetings		Finance Committee Meetings		Remuneration Committee Meetings	
	No. of Meetings Attended *	No. of Meetings Held **	No. of Meetings Attended *	No. of Meetings Held **	No. of Meetings Attended *	No. of Meetings Held **	No. of Meetings Attended *	No. of Meetings Held **
R W Kelly	7	7	#	-	1	1	3	3
P C Cook	3	3	-	-	1	1	2	2
K C Schlunke	6	6	-	-	1	1	1	1
J W Beech	4	4	-	-	-	-	-	-
A J Castleman	6	6	2	2	1	1	2	2
R S Forbes	6	6	2	2	-	-	-	-
K N Johnsen	4	4	-	-	-	-	-	-
J R Marshall	6	7	#	-	1	1	-	-
J G Young	7	7	3	3	1	1	-	-
A S Peacock	3	4	-	-	-	-	-	-

* *includes meetings attended by teleconference*
** number of meetings held during the time the directors held office during the year
# Attended the meeting held on 27 June 2002 by invitation.

PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the course of the financial year was to facilitate the ongoing commercialisation of the OCP technology.

There were no significant changes in the nature of the activities of the consolidated entity during the year.

CONSOLIDATED RESULT

The consolidated loss after income tax for the year attributable to the members of Orbital was $26.776 million (2001: $26.837 million loss).

REVIEW OF OPERATIONS

The 2002 financial year proved difficult for Orbital with the Company experiencing a general tightening in all of its markets.

In response to this, a number of significant cost reduction measures were implemented resulting in a first half operating loss (before a provision for Texmaco) of $14.4 million and a reduced operating loss of $6.0 million in the second half.

During the year Orbital also adopted a more focused approach to its marketing, with greater emphasis being placed on key account management and the achievement of specific milestones. Additionally, Delphi, our key supplier / licensee to the automotive market, has been actively supported in their initiatives in this sector.

Greater attention is also being devoted to generating "fee for service" engineering work from all business sectors.

As a result of these initiatives, Orbital expects to achieve operating cash neutrality for the 2003 financial year.

The Marine and Recreation sector experienced a significant slow down in demand following the events of September 11th. Despite this, long standing licensee Bombardier extended its range of Orbital equipped products with the launch of its Sea-Doo LRV™ DI watercraft and the X20™ and Challenger 2000™ jet boats.

Mercury Marine expanded its range of OptiMax™ outboard models to seven with the release of the OptiMax 250 XS Performance™ outboard, and Tohatsu added two further models (40hp and 70hp) bringing its total line up to four.

Two of Europe's largest motor scooter manufacturers, Piaggio and Peugeot Motocycles, incorporated Orbital's technology on their motor scooters for the first time. Piaggio, maker of the famous Vespa brand and Europe's largest scooter manufacturer, released two OCP models, as did Peugeot utilising its Two-Stroke Direct Injection (TSDI) engine. Given Aprilia's launch last year of their two models, three of the four biggest European scooter manufacturers, with confirmed sales equivalent to 75% of the total European market, now offer OCP equipped scooters.

Kymco and Sanyang, key Taiwanese customers, previewed new products at the Motor Show held in Milan during September 2001.

Kymco product showings included a two-stroke OCP equipped scooter and also a four-stroke port injected scooter utilising Synerject's Engine Management System products.

Sanyang's offering, a new four-stroke model, also uses Synerject's Engine Management System which provides lower emissions and better fuel economy than comparable four-stroke carburetted engines.

On the licensing front, Orbital obtained licensing income from five of its customers, the most significant of these being Delphi. Under their licence agreement Delphi are enabled to manufacture and sell Orbital's air-assisted direct fuel injection technology to the automotive industry as part of their total package of Engine Management Systems and components.

Delphi, in conjunction with Orbital, is currently promoting OCP technology to its key customers as well as more generally to the automotive industry, globally. As further evidence of their commitment, an Orbital equipped vehicle incorporating Delphi's Engine Management System is currently under construction, for use as an evaluation vehicle by potential customers.

At the Frankfurt Motor Show in September 2001, Opel (a General Motors subsidiary) highlighted an automotive application of OCP technology when it showcased a concept engine incorporating Orbital's direct injection technology.

Synerject, Orbital's manufacturing joint venture with Siemens-VDO, improved its operating performance and during the second half of the year achieved a monthly break-even level of trading. The previously announced intention of Siemens-VDO to reduce its 50% ownership of Synerject has not yet eventuated. During the year, both Orbital and Siemens-VDO continued to explore possible options for the restructure of Synerject's ownership, including the introduction of additional equity participants. Synerject's improved trading position has meant that additional investment is no longer a priority, although some restructure may still occur.

Awards

In March 2002, Orbital received the US Environmental Protection Agency (EPA) Clean Air Excellence Award. The award honours outstanding innovative efforts which contribute to progress in achieving cleaner air, and is intended to recognise organizations that are pioneers in fields which improve the environment.

In presenting the award, EPA Administrator Christie Whitman stated "It is a great honour to congratulate these trend-setting businesses, municipalities and civic organisations that are demonstrating valuable leadership in protecting air quality in the United States. To achieve our goals, EPA has sought to engage the imagination of everyone who cares about clean air and tonight's winners have answered that call. These awards make it clear that they have done so with the kind of creativity and innovation that we need to be successful".

We are indebted to one of our US shareholders, Pierre Handl, for nominating Orbital for this prestigious award.

In the third annual Clean Snowmobile Challenge, sponsored by the Society of Automotive Engineers, students at Colorado State University entered a snowmobile incorporating OCP technology. Their entry finished first in the lowest emissions category and third overall, in a field of fourteen contestants.

Mercury Marine continued its strong performance in the endurance powerboat race "24 Heures de Rouen" held in France in April 2002. Mercury OptiMax™ 200 XS outboards demonstrated their fuel efficiency, finishing first and second in Class S2000 and second and fourth place overall, ahead of larger horsepower, custom race engines.

Reorganisation

During the year significant changes occurred within the organisation.

After many years of significant input to the Board, Executive Directors Mr Ken Johnsen and Mr John Beech resigned as Directors. Both continue to provide valuable input in their roles as Senior Managers within the Company. During December 2001 the Honourable Andrew Peacock AC joined the Board as a Non-executive Director. Mr Peacock, after a distinguished political career (much of which was as a senior minister), served as Australian Ambassador to the United States for the period 1997 to 2000 inclusive.

At the beginning of 2002, Mr Peter Cook was appointed Chief Executive Officer and Managing Director.

In May 2002, long serving Directors Mr Robin Forbes, Mr Alan Castleman and Mr Kim Schlunke stood down from the Board. All made outstanding contributions to the Company over many years.

In particular, Mr Kim Schlunke is to be thanked for his contribution as Chief Executive Officer for almost 10 years and for his technical leadership over almost 25 years.

As previously indicated, a number of members of the Company's staff were made redundant. We wish to thank sincerely all employees who were affected, for their dedication, commitment and contributions to the Company.

Financial Results

The key features of Orbital's financial results can be summarised as follows: -

- Loss after taxation of $26.8 million for the year, which includes a $6.4 million provision for the investment in Indonesian licensee Texmaco, compared to a $26.8 million loss in the year ended 30 June 2001.
- Operating loss in the 2nd half of $6.0 million compared to $14.4 million (before Texmaco provision) in the 1st half year.
- Restructuring costs, including redundancy expenses, of $5.4 million during the year. $3.5 million of these costs were incurred in the 2nd half year.
- Improved cash flow in the 2nd half year, notwithstanding the settlement of employee entitlements resulting from restructuring.
- Greatly reduced Synerject loss for the year, particularly the 2nd half. Synerject has operated at a break-even level and has been cash flow positive for the last quarter of the financial year.
- An overall 13.7% decline in revenue (excluding interest). $2.2 million is from the Marine sector, reflecting the difficult retail environment in that market, and $3.7 million from a reduction in Synerject outsourcing demands.

Total revenue declined to $52 million. The three main revenue streams were all affected by depressed market conditions, despite continued introduction of new products. In May and June 2002, Piaggio and Peugeot Motocycles each launched Orbital's direct injection technology on two models of their scooters. Orbital now has the Orbital Combustion Process on 24 different products in the market, with 6 manufacturers, compared to 15 products with 5 manufacturers at 30 June 2001.

Overhead expenses were down by 18% to $25.4 million, due primarily to cost cutting initiatives introduced in May 2001 and January 2002. Our recent business review will promote a further $4.0 million of cost reductions per annum. The cost of implementing these changes include redundancy costs, provision for surplus lease space, and consequential write-off of fixed assets, and have been accounted for in full in these results.

The Texmaco provision stemmed from a review of all non-current assets. Texmaco is a substantial manufacturing business and has a continuing commitment for the production of OCP™ 2-stroke engines. However, it has been adversely affected by economic and political trends in Indonesia and Orbital considers it prudent to make full provision for its investment in this company.

Synerject, owned 50:50 by Orbital and Siemens-VDO, introduced major operational and structural changes during the last 12 months, including price increases and cost reductions. As a result, Orbital's share of Synerject's net loss was $3.1 million compared to $12.8 million in the previous year. Synerject had a benefit from increased motorcycle volumes as Piaggio and Peugeot Motocycles launched products in the 2nd half-year. During this period Synerject needed no cash support from its parents. Synerject now has a cost structure which is appropriate for its business requirements and we are confident that, as volumes increase, Synerject will be profitable and cash flow positive.

Cash at the end of the year is $13.7 million. Cash outflow during the year of $17.9 million, was partly of an operating and restructuring nature and partly investment in Synerject. EBITDA in the 2nd half was a $2.9 million loss compared to an $18.5 million loss in the first half. The next financial year should see further reductions in cash overheads of between $4 million and $6 million, with a consequent improvement in EBITDA and cash flow.

Outlook

Orbital's technology continues to demonstrate its ability to provide better fuel economy and lower emissions than its competitors. Despite this the Company continues to face challenges and expects difficult trading conditions to continue. OEM's are likely to defer investment decisions where possible, until there is confirmed evidence of improved consumer confidence and a more favourable investment environment.

The adoption of our technology, as in the past, continues to be driven, in part, by the willingness of governments to address the major issues of greenhouse gas emissions and the exhaust gas pollutants generated by the transport sector.

We are confident we possess the technical answers, provided our governments possess the political will.

Marine and Recreation

Orbital's three production customers, Mercury Marine, Bombardier and Tohatsu, all expanded their product ranges in the 2002 financial year despite challenging market conditions.

Mercury Marine
Mercury Marine continued the expansion of their OptiMax™ range, utilising OCP technology, with the addition of the 250XS performance outboard. This high horsepower outboard joins the 200XS in Mercury Racing's product lineup and brings the total number of OptiMax™ models to seven. Mercury Racing cites the 250XS as a "high horsepower dynamo" which "demonstrates the extended operating range and durability of Mercury's two-cycle direct fuel injection, low-emissions technology".

Along with all of Mercury's OptiMax™ outboards, the 250XS outboard uses Orbital's electronic oil pump, delivering precise amounts of oil where and when it is needed. Orbital also supplies a single-port electronic oil pump for Mercury's electronic fuel injected V6 outboards.

Mercury Marine continued their winning record at the annual French "24 Heures de Rouen" endurance powerboat race where boats run non-stop, with the exception of fuel stops and driver exchanges, for 24 hours. Mercury outboards have powered more first-place finishers at Rouen than any other engine builder and first debuted low-emissions technology at the 1997 Rouen race with a 200hp OptiMax™ outboard.

In April 2002, Mercury OptiMax™ 200hp outboards finished first and second in Class 2 (up to 200hp) and second and fourth place overall. The fuel efficiency and high reliability of the OptiMax™ outboards with consequently fewer pit stops enabled them to cross the finish line ahead of significantly larger horsepower race engines.

Bombardier
Bombardier also expanded their OCP-powered line-up in 2002 with the introduction of the four-seater Sea-Doo LRV™ DI watercraft and the X20 wakeboard jet boat. Joining the Challenger 2000, the Utopia 185 and the Utopia 205, the X20 jet boat combines high performance with low emissions and low fuel consumption. The LRV™ DI model is the third OCP-equipped personal watercraft launched by Bombardier since production commenced in 2000 with the Sea-Doo® GTX DI and Sea-Doo® RX DI.

The Sea-Doo® GTX DI personal watercraft continued to draw industry commendation. Watercraft World® magazine's May issue contained results of their 2002 Elite Three-Seater Shootout, with the Sea-Doo® GTX DI (along with the Sea-Doo GTX) named "Best in Class" for 2002. In August 2001, Personal Watercraft Illustrated also named the Sea-Doo® RX DI as winner of their 2001 Enviro-Musclecraft Shootout.

Bombardier states that the fuel efficiency of their 2002 GTX DI watercraft has improved 23% for 2002 engines versus 2001 engines and the recommended fuel level has been reduced from 91 to 87 octane, resulting in further cost savings for the end user.

Tohatsu
Tohatsu has continued to expand its TLDI™ 3-cylinder outboard range in 2002 with the introduction of 40hp and 70hp models, bringing the total line-up to four. These models, together with the 50hp and 90hp TLDI™ outboards are also marketed and sold under the Nissan brand name.

Future Direction
One of the key challenges faced by manufacturers in the marine and recreation market today is the development and delivery of low emissions products at a competitive price. This is particularly true at the entry-level end of the market where products are particularly price sensitive.

One of the advantages of Orbital's direct injection technology is the ability to apply the core technology and key components across multiple markets and multiple products. For example, components used today on motorcycle and scooter products can be successfully applied to marine and recreation products.

The OCP system is in volume production today on small capacity, very low cost motorcycles and meeting the stringent Euro 1 and Euro 2 emissions standards without the addition of a catalyst. Application of production motorcycle/scooter components will provide the marine and recreation manufacturer with a system based on proven technology and using components already in the market place.

The marine and motorcycle OCP DI systems in production today use the same high volume automotive components (such as fuel injectors, fuel regulators, air regulators and sensors), which are sourced from Siemens-VDO via Synerject, the Orbital and Siemens-VDO joint venture.

For marine and recreation products that are extremely weight sensitive (such as snowmobiles) the low-weight scooter components also provide additional benefits. Coupled with the improved fuel economy of Orbital's direct injection system, there is also further potential for significantly reducing the overall vehicle weight by reducing the size and weight of the fuel tank while maintaining the same range.

Market Outlook
The past eighteen months has been a challenging period in the North American marine and recreation industry as the market reacted to a slowing United States and global economy, which was compounded by the tragic events of September 11th. Calendar year 2001 ended with marine sales lower than the prior year however there have been some encouraging signs since.

Low gasoline prices and interest rates, increasing US consumer confidence and manufacturer's specials saw sales up at early 2002 boat shows. More recent industry surveys indicate both sales growth and inventory reductions across North American boat dealers for the six-month period to June 30th. Industry sources remain cautiously optimistic, in some cases recognising the final result for 2002 is somewhat dependent on the overall performance of the economy, and it may be 2003 before any significant or sustained improvement is apparent.

However, with EPA marine emissions levels again reducing in 2003, a significant reduction in the CARB (California) emissions levels in 2004, and the announcement of off-road emissions controls starting in 2006, emissions-reduced products, such as those incorporating OCP DI, will benefit through increased market share as "dirty" products are phased out.

Motorcycle

Orbital's Motorcycle business continued to make sound progress with the roll-out of OCP technology in Europe during the 2002 financial year.

Scooter manufacturers, Piaggio and Peugeot, successfully released a total of four new direct injected models equipped with OCP technology. They join Aprilia who launched their first OCP product in May 2000. Initial reaction from consumers has been favourable towards these new direct injected scooters.

Business development activities were expanded significantly throughout the year to foster new opportunities flowing from the progressive introduction of tighter emissions standards in Asia from 2004.

Piaggio
Piaggio, the largest producer of two-wheeled vehicles in Europe, released two new products fitted with OCP technology. The Gilera Runner 50cc Pure Jet and Piaggio NRG 50cc Pure Jet are fitted with a high performance water-cooled direct injected engine producing 7.6hp whilst delivering an economical fuel consumption of 1.9l/100km. At the same time, these scooters comply with the stringent Euro 2 emissions standards. Piaggio have developed the "Pure Jet" brand name to market their products fitted with Orbital's OCP technology.

Peugeot
Peugeot Motocycles released the Elystar 50cc TSDI and Looxor 50cc TSDI scooters in May. Peugeot are recognised as innovative leaders in two wheeled vehicle production and, coupled with their initial introduction of air assisted direct injection, introduced an integrated braking system on these models.

Aprilia
Production of Aprilia's DITECH™ SR50 and Scarabeo continued. Over the past 12 months, Aprilia implemented a new global sales strategy which resulted in DITECH SR50 scooter sales in several new countries including Australia.

Sundiro
With Honda forming a 50:50 joint venture with Sundiro in December 2000, there has been a diversion of Sundiro's engineering resources towards localising Honda's products and a subsequent realignment of their product strategy. The subsequent resetting of priorities resulted in Sundiro discontinuing production of their proposed HI-JETER 50cc DI bike.

Diagnostic Tools
Sales of Orbital's Pocket-Dash diagnostic tool increased, largely on the back of Aprilia's export market efforts and the release of Peugeot Motocycles' new direct injection and port injection scooters.

Future Direction – New Programs and Business Development
Several customers are working towards the release of new products incorporating OCP technology for introduction to the market from 2003 onwards. During the year, two new OCP technology evaluation programs were secured with Asian motorcycle producers. In addition, other prospective manufacturers have purchased Aprilia DITECH scooters to assess the feasibility of OCP technology for inclusion on their own products. It is anticipated that more OCP evaluation contracts will be concluded throughout the coming financial year.

Orbital's business development efforts in the motorcycle area are divided between growing OCP technology market share for European applications and pursuing new business in Asia.

Orbital continued to work proactively with its European customers and Synerject to assist with the launch of new customer models and to win new business. Activities included marketing OCP technology for use on higher engine capacity platforms and increasing the penetration of that technology on air-cooled 50cc applications.

In Asia, business development activities focused on countries such as Taiwan and India where it is expected that the forthcoming emissions standards will be implemented and where there is an interest in extending the life of existing investment in two-stroke engine production lines.

Arrangements were put in place with the Siemens China Automotive group to assist Orbital and Synerject with the marketing and promotion of their direct and port injection products in China.

Throughout the year, the range of products offered to motorcycle customers was expanded to include OCP direct injection four-stroke products developed by Orbital's Automotive group and high value EMS engineering consultancy services.

OCP direct injection for four-stroke technology has the potential to deliver fuel economy improvements of around 13% over existing four-stroke carburetted engines whilst complying with increasingly stringent emissions standards. Initial interest in this new product has been strong, particularly with manufacturers who enjoy high market share in developing countries with high gasoline prices.

Orbital continues to offer engineering services to both regional motorcycle manufacturers and Tier 1 component suppliers to assist them in establishing local component supply infrastructure for Orbital's technology in major Asian markets.

Market Outlook
Short-term growth for the use of Orbital technology is primarily linked to the European 50cc scooter market. In calendar year 2001 this sector accounted for 860,000 unit sales with OCP technology accounting for approximately 7% of this market. Market conditions were assisted with the introduction of a rebate of up to €250 for Italian producers producing environmentally friendly products complying with the Euro 2 emission standard and a fuel economy better than 2.3l/100km. Scooters fitted with OCP technology are eligible for the full rebate.

The world motorcycle market continued to increase at approximately 5% during the last year with similar growth forecast this year, and an increasing tendency for manufacturers to move towards increased production of four-stroke motorcycles. Emissions legislation is becoming more stringent in most countries where large volumes of two-wheeled vehicles are produced. India and Taiwan, who collectively produce approximately 5 million units per year, are implementing staged emissions requirements from 2004 onwards. Early indications suggest that these new standards in these countries will be enforced rigorously.

China is still in the process of formally adopting emissions based on the European standards. This market of 11 million units, which represents approximately half the world's motorcycle production, will have limited opportunities for high volume, low emissions products until the proposed 2005 emissions standards are formally adopted and enforced effectively throughout the country.

With the introduction of more stringent emissions standards, the migration of motorcycles from carburettors to fuel injection systems should grow rapidly over the next five years. Based on the proposed emissions levels, there will be a requirement to produce clean two-stroke engines ahead of four-stroke engines due to the inherent pollution problems associated with carburetted two-stroke engines. Currently, OCP technology is the only commercially available direct injection technology for two-stroke engines. In line with the trend of increased four-stroke engine production, Orbital will continue to expand its business development efforts to capture direct injection four-stroke business and grow its EMS service to these new markets.

Automotive

During the course of the 2002 financial year, the Company has demonstrated to potential automotive customers its comprehensive set of solutions for fuel consumption improvements and emissions reductions offered by Orbital's Combustion Process (OCP) by its air assisted direct injection technology. With the continued consolidation of the automotive industry, it is necessary that all fuel improvement technologies offer global application, one of the key features of OCP.

Orbital's supply partners have further underscored the cost effectiveness of these OCP solutions. Synerject, the Company's manufacturing joint venture with Siemens-VDO, has continued to refine and supply low cost air-assisted direct injectors. Delphi Automotive Systems has been offering its customers a very cost competitive total engine management system (EMS) package incorporating OCP. Taking advantage of OCP's emissions control capability, Johnson Matthey, a world leader in advanced materials technology, has continued to develop low cost, low risk catalyst systems for OCP applications.

A number of automotive customers from around the world have continued to work with Orbital and these suppliers; from feasibility assessment to demonstration vehicles to production proofing; all confirming the value of OCP's significant fuel economy gains with low overall emissions from a single technology, at a low total system cost. This was highlighted at the Frankfurt International Motor Show in September 2001 where General Motors showcased OCP on their new and innovative XV8 engine using Delphi's Engine Management System.

Additionally, Orbital has been working with its automotive customers in a range of other applications including:

- Naturally aspirated and turbo/super-charged engines
- Homogeneous and stratified charge combustion
- Low and high sulphur fuels
- Engines that incorporate other advanced technologies such as variable valve timing control
- The potential application of automotive two-stroke in a Russian vehicle
- Fuel cell applications

Orbital Spray Guided DI enables Global Strategy including 3-way catalyst solutions

Since the first application of its air-assisted direct injection (DI) system, Orbital has pioneered the central, spray guided DI approach. An air-assisted DI system has the inherent ability to spray directly onto the spark plug without causing combustion instability or spark plug fouling. This system also produces hydrocarbon (HC) levels that match those of port injected fuel systems. The availability of injected air, and hence oxygen, precisely at the point of ignition as provided by an air-assisted DI system, results in a very high tolerance to exhaust gas re-circulation and hence very low levels of Oxides of Nitrogen (NOx) emissions.

With these low HC and NOx levels, Orbital's air-assisted spray guided DI system has a reduced requirement from the after-treatment system and in particular, a reduced need to use NOx regeneration strategies on the catalysts. This results in a significantly lower cost system and a reduction in the fuel economy penalty associated with NOx regeneration. The result - lower cost and better fuel economy.

There are investment cost implications with central DI systems, over side injected DI systems, usually requiring the OEM to redesign and re-tool the engine cylinder head and certain other components. This incremental investment will only be acceptable to the manufacturer if the fuel economy and other benefits are seen as sufficient.

Side injected high pressure DI systems (the first generation DI systems) are starting to be seen in the market, but appear to not confer the fuel economy improvements originally hoped for. Furthermore, as emissions standards become even more stringent (Euro 4 and beyond in Europe), the cost of the after-treatment systems required to bring the tail pipe emissions of these first generation systems to below the legislated levels will increase significantly, unless there is a radical improvement in their combustion characteristics.

Cleaner combustion reduces costs by lowering engine emissions, and reducing the burden on the after-treatment system. Central injected spray guided DI systems offer the potential to bring hydrocarbon levels down to those of port fuel injection engines There is also a need to lower NOx levels as, in turn, this will reduce the reliance on Lean NOx catalysts, which are sensitive to the high sulphur levels found in some of today's fuels.

Using low-sulphur fuel, Orbital has demonstrated a vehicle delivering a 20% fuel economy improvement whilst achieving the stringent Euro 4 emissions levels due to come into force in 2005.

The catalysts used, developed in conjunction with Johnson Matthey, were highly effective even under simulated high mileage conditions. Similarly, Orbital has demonstrated a ULEV 2 vehicle (for the USA) providing a 12% fuel economy gain using similarly aged catalysts.

The low NOx emissions capability at the engine, as demonstrated by Orbital, may remove the need for Lean NOx catalysts completely; a particular advantage which allows the engine to tolerate higher sulphur fuels.

Using a sulphur tolerant conventional technology Johnson Matthey 3-Way Catalyst, Orbital has also demonstrated compliance with Euro 4 emissions standards on a vehicle, with a competitive 12% fuel economy improvement at lower cost.

The low engine-out emissions levels from Orbital's air-assisted DI system offers the opportunity for OEMs to have a truly global DI solution that has a very favourable cost/fuel economy balance.

Delphi backs Spray Guided OCP

In August 2001 Delphi Automotive Systems and Orbital entered into a Technical Transfer and Licence Agreement under which Delphi acquired the rights to manufacture and sell Orbital's air-assisted direct fuel injection technology to licensed OEMs as part of Delphi's complete fuel and engine management systems.

Delphi have taken an aggressive market entry with Orbital's technology, directed at securing volume production contracts from their existing major automotive customers. Their initiatives include a demonstration vehicle, jointly developed with Orbital that will be available for customers from late 2002.

The combination of Orbital's advanced lean burn combustion system utilising air-assisted DI and Delphi's EMS technology, will place Orbital and Delphi in a position to supply their customers with lean burn systems capable of meeting stringent US, European, Australian and Asian emissions standards using common EMS architecture and fuel system hardware.

"*Delphi is positioned to be a leader in lean burn spray guided DI gasoline systems globally,*" *said Guy Hachey, president of Delphi's Energy & Chassis* Systems Division. "We expect to introduce the next generation gasoline DI technology in the automotive market worldwide in the shortest possible timeframe, enabling Delphi to offer its customers air-assisted (OCP) DI systems as part of its fuel injection product portfolio."

Orbital Spray Guided DI also delivers for Turbo/Boosted Engines
The combination of DI with turbo charged, or super charged, engines may offer the greatest potential for efficiency improvement on engines.

Orbital's air-assisted spray guided system has unique benefits on these engines, including its ability to decouple the fuel metering from the direct injection process. When combined with variable fuel metering pressure, there is a significant increase in the overall engine operating range. In addition, the central injection, spray guided combustion system allows the engine to operate with boosted inlet conditions at higher part-load, offering further reductions in fuel consumption, without increasing emissions.

With assistance from Delphi, Orbital will continue to further promote the benefits of OCP technology in automotive applications.

ENVIRONMENTAL REGULATION

Orbital holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by Orbital on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial year. During the year the consolidated entity acquired the special purpose research and development company formed under the OCP Four-Stroke Syndicate, refer to Notes 14 and 30.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in other sections of this report. Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

OPTIONS

Refer to Note 22.1 for details of Employee Share Plan options on issue and to Note 22.2 for details of warrants on issue. The company has no other unissued shares under option at the date of this report.

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *

The remuneration committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities and that remuneration is consistent with current industry practice. Executive Directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the consolidated entity. Executives may also be offered shares in the Company's Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period.

Details of the nature and amount of each major element of the emoluments of each Director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emoluments are:

	Total $	Directors' Fees $	Base Emolument $	Bonuses (e) $	Termination Payments $	Other Benefits (f) $	Superannuation Contributions $	Employee Share plan $
Directors								
P C Cook	194,445	-	166,667	-	-	-	27,778	-
R W Kelly	67,500	62,500	-	-	-	-	5,000	-
K C Schlunke (a)	701,149	-	234,687	-	376,535	48,456	40,471	1,000
J W Beech	226,079	-	154,049	-	-	35,804	26,766	9,460
K N Johnsen	226,214	-	149,432	-	-	41,426	25,890	9,466
A J Castleman	40,000	37,037	-	-	-	-	2,963	-
R S Forbes	40,000	37,037	-	-	-	-	2,963	-
J R Marshall	35,000	35,000	-	-	-	-	-	-
J G Young	42,000	38,889	-	-	-	-	3,111	-
A S Peacock	20,416	18,904	-	-	-	-	1,512	-
Officers								
C M Norman (b)	360,707	-	285,970	20,713	-	25,673	17,158	11,193
D Cesari (c)	305,867	-	207,948	23,763	-	42,869	25,079	6,208
B A Fitzgerald (d)	259,398	-	154,755	-	-	75,845	22,294	6,504
R A Houston (d)	259,007	-	154,346	-	-	72,111	25,032	7,518
K A Halliwell	199,927	-	163,449	-	-	-	28,148	8,330

(a) Accrued leave entitlements of $152,831, reported in previous years and therefore not included above, were paid to K C Schlunke on resignation. The Board of Directors determined to grant Mr Schlunke 100,000 ordinary fully paid shares in the Company under the terms of the Executive Long Term Share Plan. The market value of each share at the time of issue, 1 July 2002, was 30.9 cents.
(b) During the year this Officer was employed in the United States under local market conditions.
(c) During the year this Officer was located in the United States under expatriate conditions.
(d) During the year this Officer was located in the United Kingdom under expatriate conditions.
(e) Bonuses paid during the current year relate to the year ended 30 June 2001.
(f) Where applicable, other benefits include expatriate and living away from home allowances, non-cash benefits such as housing and ancillary costs associated with the relocation of the Director/Officer and his family, the provision of motor vehicles and leave entitlements.

* Directors' and executives' income does not include premiums paid by the Company or related bodies corporate in respect of directors' and officers' insurance contracts as the insurance policies do not specify premiums paid in respect of individual Directors. Further details are set out below.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS (CONTINUED)

During the financial year the Company granted or offered ordinary shares to the following Directors and the five most highly remunerated officers as part of their remuneration:

	Shares as per Employee Share Plan No. 1			Shares as per Salary Sacrifice (Employee Share Plan No. 2)			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value $	Number of shares issued	Share Price	Value $	Number of Shares Offered
Directors							
K C Schlunke	1,759	$0.57	$1,000	-	-	-	100,000
J W Beech	1,759	$0.57	$1,000	16,328	$0.52	$8,460	70,000
K N Johnsen	1,759	$0.57	$1,000	16,340	$0.52	$8,466	70,000
Officers							
C M Norman	1,759	$0.57	$1,000	25,632	$0.40	$10,193	45,000
D Cesari	1,759	$0.57	$1,000	10,052	$0.52	$5,208	25,000
B A Fitzgerald	1,759	$0.57	$1,000	13,839	$0.40	$5,504	45,000
R A Houston	1,759	$0.57	$1,000	12,582	$0.52	$6,518	45,000
K A Halliwell	1,759	$0.57	$1,000	14,148	$0.52	$7,330	70,000

Details of the Executive Long Term Share Plan are disclosed in Note 22.1.

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

Director	Ordinary Shares	Options Over Ordinary Shares
P C Cook	20,000	-
R W Kelly	60,045	-
J R Marshall	25,214	-
A S Peacock	207,804	-
J G Young	69,903	-
	382,966	-

INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a) in his or her capacity as an officer of the Company; and
(b) to a person other than the Company or a related body corporate of the Company

unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

Signed in accordance with a resolution of the Directors:

R W KELLY
Chairman

P C COOK
Chief Executive Officer

Dated at Perth, Western Australia this 29th day of August, 2002.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2002

	NOTE	CONSOLIDATED		THE COMPANY	
		2002	2001	2002	2001
		$000's	$000's	$000's	$000's
System sales		**35,748**	37,939	-	-
Engineering services income		**8,765**	14,736	-	-
Royalty income		**2,693**	3,537	-	-
Licence income		**3,758**	1,398	-	-
Other revenues from ordinary activities	2	**996**	4,041	**817**	805
Total revenue		**51,960**	61,651	**817**	805
Cost of system sales		**(33,227)**	(35,352)	-	-
Licence costs		**(477)**	-	-	-
Gross margin and other revenues		**18,256**	26,299	**817**	805
Employee expenses	3.1	**(18,450)**	(21,067)	**(3,002)**	(1,972)
Borrowing costs	3.2	**(72)**	(69)	**(644)**	(941)
Provision for writedown in the carrying value of investment	3.3	**(6,446)**	-	**(21,489)**	(22,940)
Other expenses from ordinary activities	3.4	**(16,095)**	(19,697)	**(2,423)**	(2,599)
Total overhead expenses from ordinary activities		**(41,063)**	(40,833)	**(27,558)**	(28,452)
Share of net loss in business undertaking		**(3,068)**	(12,834)	-	-
Loss from ordinary activities before related income tax		**(25,875)**	(27,368)	**(26,741)**	(27,647)
Income tax (expense)/benefit relating to ordinary activities	4.1	**(901)**	807	**(35)**	765
Net loss after related income tax		**(26,776)**	(26,561)	**(26,776)**	(26,882)
Net profits attributable to outside equity interests		-	(276)	-	-
Total changes in equity from non-owner related transactions attributable to members of the parent entity	23	**(26,776)**	(26,837)	**(26,776)**	(26,882)
Basic earnings/(loss) per share (in cents)	5	**(7.5)**	(7.6)		
Diluted earnings/(loss) per share (in cents)	5	**(7.5)**	(7.6)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 16 to 43.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2002

	NOTE	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
Current Assets					
Cash	8	**13,764**	32,735	**13,024**	27,542
Receivables	9.1	**6,904**	10,647	**36**	28
Inventories	10	**555**	801	**-**	-
Other	11.1	**971**	2,426	**42**	43
Total Current Assets		**22,194**	46,609	**13,102**	27,613
Non-Current Assets					
Receivables	9.2	**10,222**	3,508	**9,925**	22,832
Other financial assets	12	**-**	6,446	**-**	-
Property, plant & equipment	13	**12,626**	15,534	**14**	94
Deferred tax assets		**-**	2,627	**-**	1,119
Research and development syndication assets	14.1	**-**	36,158	**-**	-
Other	11.2	**-**	907	**-**	-
Total Non-Current Assets		**22,848**	65,180	**9,939**	24,045
Total Assets		**45,042**	111,789	**23,041**	51,658
Current Liabilities					
Accounts payable	15.1	**5,652**	8,505	**505**	1,435
Interest-bearing liabilities	16.1	**236**	384	**22**	27
Current tax liabilities	4.3	**52**	390	**-**	-
Provisions	19.1	**5,060**	2,254	**496**	109
Other	20.1	**2,268**	3,978	**-**	-
Total Current Liabilities		**13,268**	15,511	**1,023**	1,571
Non-Current Liabilities					
Interest-bearing liabilities	16.2	**357**	541	**15,619**	16,708
Non interest-bearing liabilities	17	**19,000**	19,000	**19,000**	19,000
Deferred tax liabilities		**-**	2,375	**-**	8
Provisions	19.2	**3,527**	3,445	**104**	300
Research and development syndication liabilities	14.2	**-**	36,158	**-**	-
Other	20.2	**21,595**	20,688	**-**	-
Total Non-Current Liabilities		**44,479**	82,207	**34,723**	36,016
Total Liabilities		**57,747**	97,718	**35,746**	37,587
Net Assets		**(12,705)**	14,071	**(12,705)**	14,071
Equity					
Contributed equity	22	**210,840**	210,840	**210,840**	210,840
Accumulated losses	23	**(223,545)**	(196,769)	**(223,545)**	(196,769)
Total Equity/(Deficiency)		**(12,705)**	14,071	**(12,705)**	14,071

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 16 to 43.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

	NOTE	CONSOLIDATED		THE COMPANY	
		2002	2001	2002	2001
		$000's	$000's	$000's	$000's
Cash Flows Provided by / (Used in) Operating Activities					
Cash receipts in the course of operations		**52,849**	60,290	**8**	38
Cash payments in the course of operations		**(65,661)**	(72,028)	**(6,297)**	(5,163)
Income taxes paid		**(794)**	(603)	**-**	-
Net cash used in operating activities	32.2	**(13,606)**	(12,341)	**(6,289)**	(5,125)
Cash Flows Provided by / (Used in) Investing Activities					
Interest received		**752**	2,338	**695**	760
(Loans to) / repayment from controlled entities		**-**	-	**(8,295)**	23,227
Proceeds from sale of property, plant & equipment		**138**	939	**108**	23
Payments for property, plant & equipment		**(503)**	(573)	**-**	(3)
Payment for minority interests	24	**-**	(700)	**-**	-
(Payments)/receipts for investments in controlled entities (net of cash acquired)	30	**347**	141	**-**	-
Payments for investment in business undertaking		**-**	(8,324)	**-**	-
Loans to business undertaking	9	**(4,645)**	(8,171)	**-**	-
Net cash used in investing activities		**(3,911)**	(14,350)	**(7,492)**	24,007
Cash Flows Provided by / (Used in) Financing Activities					
Proceeds from issue of shares		**-**	5,161	**-**	5,161
Finance lease payments		**(404)**	(433)	**(103)**	(35)
Net cash provided by/(used in) financing activities		**(404)**	4,728	**(103)**	5,126
Net decrease in cash held		**(17,921)**	(21,963)	**(13,884)**	24,008
Cash at the beginning of the financial year		**32,735**	52,855	**27,542**	3,078
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(1,050)**	1,843	**(634)**	456
Cash at the end of the financial year	32.1	**13,764**	32,735	**13,024**	27,542

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 16 to 43.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

1.1 Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $26.776 million during the year ended 30 June 2002 and as at 30 June 2002 the carrying value of the consolidated entity's liabilities exceeded the carrying value of assets by $12.705 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i) At 30 June 2002 the consolidated entity had cash of $13.764 million.

(ii) Significant reorganization of the business structure has taken place during the year. Staff numbers have been reduced by approximately 60 people during the last 12 months. This has resulted in a cash cost of $1.925 million during the financial year and will result in significant savings in future years. The Directors believe that there is sufficient cash to meet all anticipated company requirements for the forthcoming financial year.

(iii) The consolidated entity's OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iv) Included in non-current liabilities at 30 June 2002 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual installments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. No interest accrues on this facility until such time as the loan becomes repayable.

(v) Orbital has a 50% interest in Synerject LLC. Synerject LLC has borrowings from Siemens Capital Corporation which have been guaranteed by Orbital. The loan, which is due for repayment at 30th September 2002, is currently being renegotiated and the Directors believe that the *refinancing of this loan will be successful.*

1.2 Changes in Accounting Policy and Restatement of Comparative Information

(a) *Earnings per share*

The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic earnings per share

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with the dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.2 Changes in Accounting Policy and Restatement of Comparative Information (Continued)

(b) Segment reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: marine and recreation, motorcycles, automotive and engineering.

Comparative information has been restated for the changes in definitions of segment revenues and results.

1.3 Principles of Consolidation

(a) Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b) Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

1.4 Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(a) Revenue from Sale of Goods and Rendering of Services

Revenue from sale of goods (system sales) is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

Revenue from rendering services is recognised in the period in which the service is provided having regard to the stage of completion of the contract. Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications and/or other obligations.

(b) Interest Income

Interest income is recognised as it accrues.

(c) Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d) Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.13.

1.5 Income Tax

The consolidated entity adopts the liability method of accounting for income tax.

Income tax expense is calculated on the operating result adjusted for permanent differences between taxable income and accounting profit. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

1.6 Recoverable Amount of Non-Current Assets valued on a Cost Basis

The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7 Investments

(a) Controlled Entities

Investments in, and receivables from, controlled entities are carried in the Company's financial statements at the lower of cost, written down value and recoverable amount (being the underlying net asset position of the controlled entities).

(b) Business Undertakings

The consolidated entity's interest in business undertakings is carried at cost, adjusted for the consolidated entity's share of losses of the business undertaking.

(c) Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 12).

1.8 Property, Plant and Equipment

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

The cost of assets constructed by controlled entities includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads. Expenditure, including that on internally generated assets, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate and the costs can be measured reliably.

(b) Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.22% to 2.5%; Leasehold Improvements 6.67% to 50%; Plant and Equipment 6.67% to 50%. Leased assets 10% to 33.3%.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

(c) Subsequent Additional Costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits, in excess of the originally assessed performance of the asset, will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(d) Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e) Leased Assets

Leases under which the Company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

(i) Finance Leases
Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed.

(ii) Operating Leases
Payments made under operating leases are expensed on a straight line basis over the term of the lease.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.9 Research and Development Expenditure

Research and development costs are expensed as incurred.

1.10 Patents, Licences and Technologies

Patents, licences and technology costs are expensed as incurred.

1.11 Pre-production Expenditure

Pre-production costs represent costs incurred in enhancing the OCP technology to enable commercial production. Pre-production costs are expensed as incurred.

1.12 Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.13 Foreign Currency

(a) Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

(b) Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

1.14 Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.15 Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.16 Warranties

Provision is made for the consolidated entity's estimated liability on all products still under warranty.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.17 Employee Entitlements

(a) Wages, Salaries and Annual Leave

The provisions for employee entitlements to wages, salaries and annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated at discounted amounts based on current wage and salary rates including related on-costs.

(b) Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity's experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(c) Superannuation Plan

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 26.

1.18 Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.19 Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

1.20 Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1.21 Provision for Surplus Leased Space

Provision is made for rental payable on surplus leased premises when it is determined that no substantive future benefit will be obtained by the consolidated entity from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the consolidated entity pays or there will be no substantive benefits beyond a known future date.

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
	$000's	$000's	$000's	$000's
2. OTHER REVENUE FROM ORDINARY ACTIVITIES				
Interest income from non-related parties	**752**	2,338	**695**	760
Proceeds on sale of property, plant and equipment	**138**	939	**107**	23
Other income	**106**	764	**15**	22
	996	4,041	**817**	805
Proceeds on sale of property, plant and equipment				
- Freehold land	**-**	660	**-**	-
- Plant and equipment	**31**	226	**-**	-
- Leased assets	**107**	53	**107**	23
	138	939	**107**	23
Less: Written down value of property, plant and equipment sold				
- Freehold land	**-**	660	**-**	-
- Plant and equipment	**23**	230	**-**	-
- Leased assets	**146**	3	**50**	-
	169	893	**50**	-
Profit / (loss) on sale of property, plant and equipment	**(31)**	46	**57**	23

3. LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

Loss from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
3.1 Employee expenses				
Salaries, wages, superannuation and other employee payments	**15,551**	19,613	**2,408**	1,904
Redundancy	**3,778**	1,872	**770**	30
Net expense from movements in employee provisions	**(879)**	(418)	**(176)**	38
	18,450	21,067	**3,002**	1,972
3.2 Borrowing costs				
Finance charges on capitalised leases	**72**	69	**13**	10
Interest payable to controlled entity	**-**	-	**631**	931
	72	69	**644**	941
3.3 Provision for diminution in the carrying value of non current assets				
Investment in PT Texmaco Perkasa Engineering Tbk	**6,446**	-	**-**	-
Receivables from controlled entities	**-**	-	**21,489**	22,940
	6,446	-	**21,489**	22,940

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
	$000's	$000's	$000's	$000's
3. LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE (CONTINUED)				
3.4 Other expenses from ordinary activities	**16,095**	19,697	**2,423**	2,599
Other expenses include the following individually significant and disclosable expenses:				
Depreciation and amortisation				
- Buildings	**81**	81	-	-
- Leasehold improvements	**218**	264	-	-
- Plant and equipment	**2,220**	2,422	**9**	14
- Finance leased assets	**233**	271	**21**	42
	2,752	3,038	**30**	56
Leasehold improvements written-off	**490**	-	-	-
Amounts set aside to provisions for write-down in carrying value of plant and equipment	-	700	-	-
Amounts set aside to provisions for bad and doubtful debts	**303**	(11)	-	-
Goodwill written off	-	379	-	-
Net expense from movements in warranty provisions	**296**	646	-	-
Net expense from movements in surplus lease space provision	**1,150**	-	-	-
Net foreign exchange losses / (gains)	**(1,393)**	1,903	**418**	(100)
Operating lease payments - premises	**408**	419	-	-
Operating lease payments - plant and equipment	**550**	801	-	-
Prepaid marketing expenses - amortised	**2,319**	2,319	-	-
Patent application, renewal and enforcement costs	**1,221**	1,635	-	-

	NOTE	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
4. TAXATION					
4.1 Prima facie income tax credit / (expense)					
Calculated at 30% on the operating loss (2001: 34%)		**7,763**	9,305	**8,022**	9,400
Increase/(Decrease) in income tax credit due to:					
- Withholding tax		**(656)**	(173)	**-**	-
- Depreciation and amortisation		**(5)**	(11)	**(2)**	-
- Capital gain on sale of land		**-**	(58)	**-**	-
- Purchased goodwill written off		**-**	(129)	**-**	-
- Other (non-deductible)/non-assessable amounts		**12**	(27)	**13**	(20)
- Research and development allowance		**304**	449	**-**	-
- Non-assessable income		**-**	532	**-**	-
Income tax credit on operating loss before individually significant income tax items		**7,418**	9,888	**8,033**	9,380
Individually significant income tax items:					
- Non-resident controlled entities results not tax effected		**(257)**	(3,604)	**-**	-
- Australian tax losses not brought to account		**(5,125)**	(5,731)	**(1,365)**	(700)
- Provision against carrying value of investments		**(1,934)**	-	**(6,447)**	(7,799)
- Other Australian timing differences not brought to account		**(1,090)**	-	**(118)**	-
- Restatement of deferred tax balances due to change in company tax rate		**-**	(115)	**-**	(112)
		(8,406)	(9,450)	**(7,930)**	(8,611)
Income tax (expense)/credit for current year		**(988)**	438	**103**	769
Income tax over/(under) provided in prior year		**87**	369	**(138)**	(4)
Income tax (expense) / credit on operating loss		**(901)**	807	**(35)**	765
4.2 Total income tax credit / (expense) is made up of:					
Current income tax provision		**(80)**	(693)	**-**	-
Over/(under) provision in prior year		**87**	369	**(138)**	(4)
Transfer of current year losses to group companies		**-**	-	**1,214**	139
Withholding tax paid		**(116)**	(173)	**-**	-
Withholding tax payable		**(540)**	-	**-**	-
Deferred income tax provision		**2,375**	1,044	**8**	5
Future income tax benefit		**(2,627)**	260	**(1,119)**	625
		(901)	807	**(35)**	765
4.3 Current tax liabilities					
Provision for current income tax					
Movements during the year:					
Balance at beginning of year		**390**	528	**-**	-
Addition through acquistion of controlled entities	30	**347**	141	**-**	-
Income tax paid		**(678)**	(603)	**-**	-
(Over)/under provision in prior year		**(87)**	(369)	**-**	-
Current year's income tax expense on operating profit/(loss)		**80**	693	**-**	-
		52	390	**-**	-

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
	$000's	$000's	$000's	$000's
4. TAXATION				
4.4 *Future income tax benefit not taken to account*				
Australia				
Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:				
Tax losses carried forward (30%)	**10,145**	5,057	**2,108**	618
Net timing differences (30%)	**1,090**	-	**118**	-
	11,235	5,057	**2,226**	618

The potential future income tax benefit will only be obtained if:

i. the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;
ii. the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
iii. *no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.*

USA

Tax carry forward losses of approximately $111.45 million (US$58.381 million) (2001: $108.588 million (US$55.380 million)) are available to certain controlled entities in the United States and have not been recognised as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2002, the $111.45 million of tax carry forward losses available expire between the years 2013 and 2019.

	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
4.6 Dividend franking account				
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements and after deducting franking credits to be used in payment of the above dividends and those dividends required to be treated as interest expense:				
Class C (30%) - franking credits	**5,985**	4,417	**2,041**	2,041

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

	CONSOLIDATED	
	2002	2001
5. EARNINGS / (LOSS) PER SHARE		
Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	**355,077,797**	353,720,361
Weighted average number of ordinary and potential ordinary shares	**363,738,011**	363,161,706

Options to purchase ordinary shares held under the Employee Share Plan are included in calculating the weighted average number of potential ordinary shares. Refer to Note 22.1 for details of outstanding options. Inclusion of the options has an anti-dilutive effect, hence the weighted average number of potential ordinary shares is not used in calculating the diluted earnings/(loss) per share.

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
	$	$	$	$
6. REMUNERATION OF AUDITORS				
Amounts received or due and receivable for audit services by:				
- Auditors of the Company - KPMG	**135,000**	150,000	**87,000**	99,000
- Other KPMG member firms	**-**	-	**-**	-
	135,000	150,000	**87,000**	99,000
Amounts received or due and receivable for other services by:				
- Auditors of the Company - KPMG	**54,300**	82,435	**38,840**	8,854
- Other KPMG member firms	**5,973**	57,288	**-**	4,287
	60,273	139,723	**38,840**	13,141
Total auditors' remuneration	**195,273**	289,723	**125,840**	112,141

7. Segment Reporting

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

7.1 Business Segments

	Marine & Recreation		Motorcycles		Automotive		Engineering		Eliminations		Consolidated	
	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's
External segment revenue	40,769	43,043	4,741	7,616	4,732	5,538	867	2,165	-	-	51,109	58,362
Inter-segment revenue	-	-	-	-	-	-	8,532	14,722	(8,532)	(14,722)	-	-
Segment Revenue	40,769	43,043	4,741	7,616	4,732	5,538	9,399	16,887	(8,532)	(14,722)	51,109	58,362
Unallocated corporate revenues											851	3,289
Total Revenue											51,960	61,651
Segment Result	2,924	3,708	(1,551)	(1,811)	(3,475)	(4,983)	(5,693)	(5,185)	-	-	(7,795)	(8,271)
Unallocated corporate loss											3,148	3,691
Provision for diminution in carrying value of investment											6,446	-
Restructuring costs											5,418	2,572
Share of losses in related business undertaking											3,068	12,834
Net Loss before related income tax											(25,875)	(27,368)
Income tax expense / (benefit)											901	(807)
Net profits attributable to outside equity interests											-	276
Profit after tax attributable to members											(26,776)	(26,837)
Depreciation and amortisation	485	180	-	-	12	11	2,255	2,847	-	-	2,752	3,038
Prepaid marketing expenses - amortised	-	-	2,319	2,319	-	-	-	-	-	-	2,319	2,319
Other non-cash expenses	296	646	267	-	8	-	28	(11)	-	379	599	1,014
Segement non-cash expenses	781	826	2,586	2,319	20	11	2,283	2,836	-	379	5,670	6,371
Provision for diminution in carrying value of investments											6,446	-
Restructuring costs											1,640	700
Foreign exchange translation loss / (gain)											(1,393)	334
Non-cash expenses											12,363	7,405

7.1 Business Segments (Continued)

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated	
	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's
Segment Assets	5,502	3,437	985	4,779	885	2,413	13,001	17,450	683	167	21,056	28,246
Unallocated assets												
Cash											13,764	32,735
Receivables from / loans to related business undertaking											10,222	5,577
Investment in Texmaco											-	6,446
Security deposits											-	36,158
Future income tax benefit											-	2,627
Consolidated Total Assets											45,042	111,789
Segment Liabilities	2,956	4,679	450	412	242	239	4,821	6,359	1,499	1,715	9,968	13,404
Unallocated liabilities												
Income tax liabilities											52	2,765
Borrowings											19,593	19,925
Unearned income and other provisions											6,539	5,073
Future put obligations											-	36,158
Liabability for share of net asset deficiency in related business undertaking											21,595	20,393
Consolidated Total Liabilities											57,747	97,718
Consolidated Net Assets / (Liabilities)											(12,705)	14,071

	Marine & Recreation 2002	Marine & Recreation 2001	Motorcycles 2002	Motorcycles 2001	Automotive 2002	Automotive 2001	Engineering 2002	Engineering 2001	Corporate 2002	Corporate 2001	Consolidated 2002	Consolidated 2001
Segment Acquisitions of Non current assets	9	60	-	-	-	39	494	1,031	-	3	503	1,133
Unallocated acquisitions												
Investments in related business undertaking											-	8,324
Loan to related business undertaking											4,645	3,508
Consolidated Acquisitions of Non current assets											5,148	12,965

7.2 Geographical Segments

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

	North America		Europe		Asia		Australia		Consolidated	
	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's	2002 $000's	2001 $000's
External segment revenue by location of customers	41,675	44,977	5,345	7,883	2,858	3,206	1,231	2,296	51,109	58,362
Segment Assets by location of assets	5,287	4,813	386	1,985	1,271	3,479	14,112	17,969	21,056	28,246
Acquisitions of Non current assets	9	60	-	39	-	-	494	1,034	503	1,133

7.3 Inter-Segment Pricing

Inter-segment pricing is determined on an arms length basis.

		NOTE	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
8.	**CASH**					
	Cash at bank		**58**	793	**56**	114
	Cash at bank - US Dollars		**2,043**	11,187	**1,502**	6,763
	Cash at bank - Other foreign currencies		**197**	90	**-**	-
	At call deposits - financial institutions		**5,195**	1,517	**5,195**	1,517
	Bank bills		**6,271**	19,148	**6,271**	19,148
			13,764	32,735	**13,024**	27,542
9.	**RECEIVABLES**					
9.1	**Current**					
	Trade debtors		**6,489**	7,031	**-**	-
	Trade debtors - related business undertaking		**-**	2,069	**-**	-
	Less: Provision for doubtful trade debtors		**(303)**	-	**-**	-
			6,186	9,100	**-**	-
	Other debtors		**718**	1,547	**36**	28
			6,904	10,647	**36**	28
9.2	**Non-Current**					
	Loans to controlled entities		**-**	-	**92,552**	83,970
	Provision for diminution in carrying value of controlled entities		**-**	-	**(82,627)**	(61,138)
	Loans to related business undertaking		**10,222**	3,508	**-**	-
			10,222	3,508	**9,925**	22,832
10.	**INVENTORIES**					
	Raw materials and stores - at cost		**800**	1,063	**-**	-
	Provision for obsolescence		**(245)**	(262)	**-**	-
			555	801	**-**	-
11.	**OTHER ASSETS**					
11.1	**Current**					
	Prepayments		**971**	2,426	**42**	43
11.2	**Non-current**					
	Prepayments		**-**	483	**-**	-
	Other		**-**	424	**-**	-
			-	907	**-**	-
12.	**OTHER FINANCIAL ASSETS**					
	Investment in PT Texmaco Perkasa Engineering Tbk - at cost		**6,446**	6,446	**-**	-
	Provision for diminution in the carrying value of investment		**(6,446)**	-	**-**	-
	Investments in controlled entities - at cost	29	**-**	-	**346,913**	346,913
	Less: provision against carrying value of investments in controlled entities		**-**	-	**(346,913)**	(346,913)
			-	6,446	**-**	-

12. OTHER FINANCIAL ASSETS (CONTINUED)

The consolidated entity holds a 0.51% interest in PT Texmaco Perkasa Engineering Tbk, a company incorporated in Indonesia and listed on the Indonesian Stock Exchange. The principal activities of PT Texmaco Perkasa Engineering Tbk are the manufacture of industrial equipment and machinery including the development and manufacture of automotive and heavy vehicle engines.

The investment is carried at $Nil being the original cost of $6,446,467 less a provision for diminution in value of $6,446,467.

Orbital has been provided with a guarantee from PT Multikasa Investama, the holding company and major shareholder (69.08%) to re-purchase Orbital's shares in PT Texmaco Perkasa Engineering Tbk at the request of Orbital prior to 18 December 2008 subject to certain conditions. The Texmaco group is currently undertaking a debit / capital reconstruction of which the outcome is uncertain, accordingly this investment has been provided for in full.

	NOTE	CONSOLIDATED		THE COMPANY	
		2002	2001	2002	2001
		$000's	$000's	$000's	$000's
13. PROPERTY, PLANT AND EQUIPMENT					
Freehold land					
At deemed cost	13.1	**1,091**	1,091	**-**	-
Buildings					
At deemed cost		**3,057**	3,057	**-**	-
Less: accumulated depreciation		**(488)**	(407)	**-**	-
	13.1	**2,569**	2,650	**-**	-
Leasehold improvements					
At cost		**3,895**	4,005	**-**	-
Less: accumulated depreciation		**(3,895)**	(2,825)	**-**	-
		-	1,180	**-**	-
Plant and equipment					
At cost		**23,348**	31,491	**105**	520
Less: accumulated depreciation		**(15,004)**	(21,928)	**(91)**	(497)
		8,344	9,563	**14**	23
Leased assets					
At cost		**853**	1,387	**54**	167
Less: accumulated amortisation		**(300)**	(455)	**(54)**	(96)
		553	932	**-**	71
Capital works in progress					
At cost		**69**	118	**-**	-
Total property, plant and equipment - net book value		**12,626**	15,534	**14**	94

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
Freehold land				
Carrying amount at beginning of year	**1,091**	1,733	**-**	-
Additions	**-**	18	**-**	-
Disposals	**-**	(660)	**-**	-
Carrying amount at end of year	**1,091**	1,091	**-**	-

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Reconciliations (continued)

	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
Buildings				
Carrying amount at beginning of year	2,650	2,731	-	-
Depreciation	(81)	(81)	-	-
Carrying amount at end of year	2,569	2,650	-	-
Leasehold improvements				
Carrying amount at beginning of year	1,180	1,434	-	-
Additions	-	10	-	-
Transfers to plant and equipment	(472)	-	-	-
Disposals and write-offs	(490)	-	-	-
Amortisation	(218)	(264)	-	-
Carrying amount at end of year	-	1,180	-	-
Plant and equipment				
Carrying amount at beginning of year	9,563	12,334	23	34
Additions and work in progress transfers	552	581	-	3
Transfer from leasehold improvements	472	-	-	-
Disposals and provisions	(23)	(930)	-	-
Depreciation	(2,220)	(2,422)	(9)	(14)
Carrying amount at end of year	8,344	9,563	14	23
Leased assets				
Carrying amount at beginning of year	932	631	71	113
Additions	-	575	-	-
Disposals	(146)	(3)	(50)	-
Amortisation	(233)	(271)	(21)	(42)
Carrying amount at end of year	553	932	-	71
Capital works in progress				
Carrying amount at beginning of year	118	169	-	-
Net transfers to property, plant and equipment	(49)	(51)	-	-
Carrying amount at end of year	69	118	-	-

13.1 Interests in Land and Buildings – Australia

Directors' Valuation

The value at 14 November 2001 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,660,441 (2001: $3,740,747). The land and buildings are recorded at deemed cost, the valuation has not been brought into account.

This valuation is in accordance with the Company's policy of obtaining an independent valuation of land and buildings every three years.

	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
14. RESEARCH AND DEVELOPMENT SYNDICATION ASSETS AND LIABILITIES				
14.1 Non-Current Assets				
Research and development restricted security deposits	-	36,158	-	-
14.2 Non-Current Liabilities				
Future put obligations - research and development syndication	-	36,158	-	-
Net research and development syndication assets	-	-	-	-

Under a research and development syndicate arrangement entered into by Orbital Engine Company (Australia) Pty Ltd (OECA) in May 1996 (the OCP-4S Syndicate) a special purpose investment company was established. Under the arrangement, a third party investor in that company had an option to require OECA to acquire all of the investors shares in the company exerciseable on 13 May 2003, or earlier if agreed between the parties. By agreement between the parties, the option was exercised on 29 August 2001. As a consequence, the special purpose research and development company is now wholly owned by OECA. (Refer to Note 30.) Total consideration for the transaction was $36,158,365 being the accumulated balance of a restricted security deposit established under the transaction.

OECA has effective ownership of all intellectual property developed by the OCP-4S Syndicate and is now entitled to all royalties payable to the Syndicate.

	NOTE	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
15. ACCOUNTS PAYABLE					
15.1 Current					
Trade creditors and accruals		**4,868**	5,839	**505**	1,435
Trade creditors - related business undertaking		**784**	2,666	**-**	-
		5,652	8,505	**505**	1,435
16. INTEREST BEARING LIABILITIES					
16.1 Current					
Lease liabilities	25.3	**236**	384	**22**	27
16.2 Non-Current					
Loans and advances - controlled entities		**-**	-	**15,619**	16,623
Lease liabilities	25.3	**357**	541	**-**	85
		357	541	**15,619**	16,708

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
	$000's	$000's	$000's	$000's

16. INTEREST BEARING LIABILITIES (CONTINUED)

16.3 Financing Arrangements

The consolidated entity has standby arrangements with banks to provide support facilities:

	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
Total facilities available				
Performance guarantee facility	**69**	69	**-**	-
Corporate credit card facility	**1,133**	1,119	**251**	211
Multi-option credit facility	**850**	850	**250**	250
Letter of credit	**444**	490	**-**	-
	2,496	2,528	**501**	461
Facilities utilised at balance date				
Performance guarantee facility	**69**	69	**-**	-
Corporate credit card facility	**154**	129	**53**	12
Multi-option credit facility	**-**	-	**-**	-
Letter of credit	**444**	490	**-**	-
	667	688	**53**	12
Facilities not utilised at balance date				
Performance guarantee facility	**-**	-	**-**	-
Corporate credit card facility	**979**	990	**198**	199
Multi-option credit facility	**850**	850	**250**	250
Letter of credit	**-**	-	**-**	-
	1,829	1,840	**448**	449

These facilities have been arranged with the consolidated entity's bankers with the general terms and conditions being set and agreed to from time to time. The standby letter of credit is a committed non-interest bearing facility, available to be drawn down until final expiration on 7 April 2004.

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents, licences and technologies and research and development deposits) has been granted to the Company's banker for the establishment of credit facilities totalling $2,169,208 (2001: $2,215,196).

17. NON INTEREST BEARING LIABILITIES

	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
Loans and advances - secured	**19,000**	19,000	**19,000**	19,000

The Government of Western Australia has provided the Company with a fully utilised loan facility of $19,000,000 under the terms of a "Development Agreement". Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

18. *AMOUNTS RECEIVABLE/PAYABLE IN FOREIGN CURRENCIES*

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies at the year end exchange rate are as follows:

	WEIGHTED AVERAGE RATE		CONSOLIDATED		THE COMPANY	
	2002	2001	2002 $000's	2001 $000's	2002 $000's	2001 $000's
18.1 United States Dollars						
Amounts Receivable						
Current	0.5593	0.5105	**6,397**	6,391	**-**	-
Non current	0.5628	-	**2,665**	-	**-**	-
Amounts Payable						
Current	0.5628	0.5100	**2,678**	3,611	**-**	-
Non current	0.5628	0.5100	**-**	-	**15,567**	16,482
18.2 United Kingdom Pounds Sterling						
Amounts Receivable						
Current	0.3692	0.3623	**8**	14	**-**	-
Amounts Payable						
Current	0.3632	0.3623	**32**	29	**-**	-
18.3 Euro Dollars						
Amounts Receivable						
Current	0.5832	0.6018	**450**	568	**-**	-
Amounts Payable						
Current	0.5710	-	**141**	-	**-**	-

19. PROVISIONS

	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
19.1 Current				
Employee entitlements - including on-costs	**1,544**	2,209	**129**	109
Redundancy	**2,340**	-	**367**	-
Surplus lease space	**1,150**	-	**-**	-
Other	**26**	45	**-**	-
	5,060	2,254	**496**	109
19.2 Non-Current				
Product warranty	**1,115**	819	**-**	-
Employee entitlements - including on-costs	**1,657**	1,871	**104**	300
Other	**755**	755	**-**	-
	3,527	3,445	**104**	300
19.3 Aggregate Liability for employee entitlements	**5,541**	4,081	**600**	409

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	**4.00%**	4.00%	**4.00%**	4.00%
Discount rate	**6.00%**	6.00%	**6.00%**	6.00%
Settlement term (years)	**10**	10	**10**	10
Number of employees				
Number of employees at year end	**163**	214	**12**	15

	NOTE	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
20. OTHER LIABILITIES					
20.1 Current					
Unearned income		**2,268**	3,978	**-**	-
20.2 Non-Current					
Unearned income		**-**	295	**-**	-
Liability for share of net asset deficiency in related business undertaking	21, 27	**21,595**	20,393	**-**	-
		21,595	20,688	**-**	-

21. INTERESTS IN RELATED BUSINESS UNDERTAKINGS

As at 30 June 2002, the consolidated entity holds a 50% interest in Synerject LLC.

The principal activity of Synerject LLC (a joint undertaking with Siemens Automotive Corporation) is to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating Orbital technology. In November 1998, the operations of Synerject LLC were expanded to enable Synerject to service motorcycle and scooter customers with air assisted direct injected systems. This includes engine management systems and all peripheral components and system integration services in addition to supply of the fuel rail assembly.

	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
22. CONTRIBUTED EQUITY				
Issued and paid-up capital				
355,387,361 (2001: 354,698,274) ordinary shares, fully paid	**210,840**	210,840	**210,840**	210,840
Ordinary Shares				
Balance at the beginning of year	**210,840**	205,679	**210,840**	205,679
Shares issued:				
- Nil (2001: 4,521,699) shares issued pursuant to the exercise of employee options	**-**	5,087	**-**	5,087
- 689,087 (2001: Nil) shares issued pursuant to employee share plans	**-**	-	**-**	-
- Nil (2001: 48,602) shares issued pursuant to shareholders share purchase plans	**-**	74	**-**	74
	210,840	210,840	**210,840**	210,840

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

22. CONTRIBUTED EQUITY (CONTINUED)

22.1 Employee Share Plan

The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under this plan.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date	
1997	492,000	0.74	19 Sep 2002	1,270,300	0.82	19 Sep 2002	1,762,300
1998	512,500	0.59	25 Sep 2003	533,600	0.66	25 Sep 2003	1,046,100
1999	415,500	0.53	23 Sep 2004	251,050	0.59	23 Sep 2004	666,550
2000	908,000	1.61	28 Sep 2005	967,700	1.79	28 Sep 2005	1,875,700
	2,328,000			3,022,650			5,350,650

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2002 was $0.30 (30 June 2001: $0.73). No options were issued during the year.

During the year the Company adopted new employee share plans. Under the No. 1 Plan each eligible employee was offered fully paid ordinary shares to the value of $1,000, while under the No. 2 Plan differing numbers of shares, based on seniority and length of service, were offered to eligible employees.

During the year there were 350,041 shares issued under the No. 1 Plan and 187,566 shares issued under the No. 2 Plan to non executive employees at a market value of $0.57. During the year, executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 151,480 shares issued under the No. 2 Plan at prevailing market rates. The Company also adopted an Executive Long Term Share Plan during the year. Under the Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 560,000 shares were offered to 12 executives. No shares were issued under the Executive Long Term Plan during the year.

22.2 Warrants

During the year ended 30 June 2000 the Company issued 375,000 warrants for Orbital's American Depositary Receipts (one American Depositary Receipt represents eight fully paid ordinary shares) as part of the redemption of the convertible debenture issued in August 1998. These warrants may be exercised at any time before 15 January 2003 when they will expire. Of the total 375,000 warrants, one third are exerciseable at US$3.00, *one third at US$3.50 and the remainder at US$4.00.*

	CONSOLIDATED		THE COMPANY	
	2002 $000's	2001 $000's	2002 $000's	2001 $000's
23. ACCUMULATED LOSSES				
Accumulated losses at beginning of the year	**196,769**	169,932	**196,769**	169,887
Net loss attributable to members of the parent entity	**26,776**	26,837	**26,776**	26,882
Accumulated losses at end of the year	**223,545**	196,769	**223,545**	196,769

24. OUTSIDE EQUITY INTERESTS

	NOTE	CONSOLIDATED 2002 $000's	CONSOLIDATED 2001 $000's	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
Outside equity interest in controlled entities comprise:					
Interest in retained profits at the beginning of the financial year		-	45	-	-
Interest in operating profit after tax		-	276	-	-
Purchase during the year		-	(321)	-	-
Total outside equity interests		-	-	-	-

(a) On 29 June 2001 the consolidated entity purchased the minority interest in OEC Pty Ltd for $700,000 such that OEC Pty Ltd became a wholly owned controlled entity. The financial effect of this transaction is detailed below.

	2002	2001
Cash consideration	-	700
Less: Fair value of net assets purchased		
- Minority interest in controlled entity	-	321
Goodwill	-	379
Goodwill expensed in the statement of financial performance	-	(379)

25. COMMITMENTS

25.1 Capital Expenditure Commitments

	NOTE	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
Contracted for but not provided for		-	47	-	-

25.2 Operating Lease Commitments

	NOTE	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:					
- Not later than one year		548	1,115	-	-
- Later than one year but not later than five years		447	2,293	-	-
- Later than five years		-	250	-	-
		995	3,658	-	-

25.3 Finance Lease Commitments

	NOTE	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY 2002	THE COMPANY 2001
Finance lease rentals are payable as follows:					
- Not later than one year		252	434	22	34
- Later than one year but not later than five years		397	594	-	90
		649	1,028	22	124
- Less: Future lease finance charges		(56)	(103)	-	(12)
		593	925	22	112
Lease liabilities provided for in the financial statements					
- Current	16.1	236	384	22	27
- Non-current	16.2	357	541	-	85
Total lease liabilities		593	925	22	112

The consolidated entity leases motor vehicles and equipment under finance leases expiring in 1 to 4 years. At the end of the lease term the consolidated entity has the option to replace the asset financed with a new asset or pay out the residual balance. The consolidated entity leases property under operating leases that expire in 1 to 7 years. Leases generally provide the consolidated entity with a right of renewal and allow for adjustment to the lease payments for movements in the Consumer Price Index.

26. SUPERANNUATION COMMITMENTS

Orbital contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under the Superannuation Guarantee Levy from 1 July 1992, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

Orbital Holdings (USA) Inc. (a wholly controlled entity) has adopted a defined contribution plan that covers substantially all full time United States employees. The benefits provided under the plan are based on contributions made for and by each employee. Employees and the employer contribute various percentages of gross salary and wages.

27. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

27.1 Siemens Capital Corporation and Synerject LLC. entered into an agreement in June 1997 to provide loan funds for use as working capital for Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC.) entered into an agreement with Siemens Capital Corporation whereby Orbital has guaranteed 50% of the obligations of Synerject LLC arising under the loan agreement. The Directors understand that satisfactory arrangements will be agreed between the parties in relation to Synerject's loan agreement with Siemens which is currently being renegotiated with effect from 30th September 2002. At 30 June 2002, this obligation amounted to $20.361 million (US$11.459 million) [2001: $23.801 million (US$12.138 million)].

27.2 The Company has provided A$21.595 million (30 June 2001: A$20.393 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC's obligations to Siemens Capital Corporation, above.

27.3 There are no contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

28. DIRECTORS AND EXECUTIVES REMUNERATION

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
	$	$	$	$
28.1 Directors' Remuneration				
Total income received, or due and receivable, by all Directors of the Company from the Company, or related bodies corporate (includes Directors' fees of $229,367 (2001: $232,000))			1,592,803	1,062,654
The number of Directors of the Company whose income from the Company or related bodies corporate falls within the following bands:			No.	No.
$ 20,000 - $ 29,999			1	-
$ 30,000 - $ 39,999			1	1
$ 40,000 - $ 49,999			3	3
$ 60,000 - $ 69,999			1	-
$ 70,000 - $ 79,999			-	1
$190,000 - $199,999			1	-
$220,000 - $229,999			2	-
$230,000 - $239,999			-	1
$250,000 - $259,999			-	1
$340,000 - $349,999			-	1
$700,000 - $710,999			1	-
			10	8
Total income received, or due and receivable, by all Directors of each entity in the consolidated entity from the Company, related bodies corporate or controlled entities (includes Directors' fees of $229,367 (2001: $232,000))	3,169,187	2,575,163		
	No.	No.		
The number of Directors of each entity in the consolidated entity whose income from the Company, related bodies corporate or controlled entities is included in the above disclosure	16	14		

28. DIRECTORS AND EXECUTIVES REMUNERATION (Continued)

	CONSOLIDATED		THE COMPANY	
	2002	2001	2002	2001
28.2 Executives' Remuneration	$	$	$	$
The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers involved in the management of the Company or consolidated entity.				
Total income in respect of the financial year received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income exceeds $100,000.	**2,131,071**	1,498,882	**1,807,384**	1,161,575
	No.	No.	No.	No.
The number of executive officers whose income from the Company or related bodies corporate falls within the following bands:				
$110,000 - $119,999	**1**	-	**1**	-
$140,000 - $149,999	**2**	-	**1**	-
$150,000 - $159,999	**-**	2	**-**	1
$170,000 - $179,999	**1**	1	**-**	1
$180,000 - $189,999	**-**	1	**-**	-
$190,000 - $199,999	**2**	-	**2**	-
$220,000 - $229,999	**2**	-	**2**	-
$230,000 - $239,999	**-**	1	**-**	1
$250,000 - $259,999	**-**	1	**-**	1
$340,000 - $349,999	**-**	1	**-**	1
$700,000 - $710,999	**1**	-	**1**	-
	9	7	**7**	5

29. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Engine Corporation Limited	Class of Shares	Consolidated Entity Interest 2002 %	Consolidated Entity Interest 2001 %
Controlled Entities, incorporated and carrying on business in:			
Australia			
- Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
- S T Management Limited	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd (a)	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	-
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Employees Superannuation Fund Pty Ltd (b)	Ord	100	100
United States of America			
- Orbital Holdings (USA) Inc.	Ord	100	100
- Orbital Engine Company (USA) Inc.	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
- Orbital SEFIS Company LLC	Ord	100	100
- Meteor I	Ord	100	100
United Kingdom			
- Orbital Engine Company (UK) Ltd	Ord	100	100

(a) Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialization arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.

29. PARTICULARS IN RELATION TO CONTROLLED ENTITIES (CONTINUED)

(b) Orbital Engine Corporation Limited owns 100% of the issued capital of Orbital Employees Superannuation Fund Pty Ltd (OESF) and must act in the best interest of members of the fund at all times. Accordingly, control does not exist and OESF is not consolidated.

30. ACQUISITION OF CONTROLLED ENTITIES

(a) On 29 August 2001 the consolidated entity purchased 100% of the issued shares in Power Investment Funding Pty Ltd, the special purpose company set up in relation to the OCP Four-Stroke (OCP-4S) research and development syndicate (Refer Note 14). The operating results of this controlled entity have been included in the consolidated results from this date.

(b) On 30 May 2001 the consolidated entity purchased 100% of the issued shares in Investment Development Funding Pty Ltd, the special purpose company set up in relation to the Genesis research and development syndicate. The operating results of this controlled entity have been included in the consolidated results from this date.

	2002 $000's	2001 $000's
Consideration:		
Security Deposit	**36,158**	60,349
Less: Put obligation liability extinguished	**(36,158)**	(60,349)
	-	-
Fair value of net assets acquired:		
Cash	**347**	141
Current income tax liability	**(347)**	(141)
	-	-
Inflow of cash	**347**	141
Goodwill on acquisition	**-**	-

31. RELATED PARTIES

31.1 Directors

The names of each person holding the position of director of Orbital Engine Corporation Limited during the financial year are Messrs R W Kelly, P C Cook, K C Schlunke, J W Beech, A J Castleman, R S Forbes, K N Johnsen, J R Marshall, A S Peacock and J G Young. Messrs Beech, Johnsen, Schlunke, Castleman and Forbes resigned from the Company and as directors during the year.

Details of directors' remuneration and retirement benefits are set out in Note 28 and the Directors' Report.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

31.2 Controlled Entities

Details of interests in controlled entities are set out in Note 29. Details of dealings with controlled entities are set below:

(a) Intercompany Loans

The aggregate amounts receivable from payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY 2002 $000's	THE COMPANY 2001 $000's
Receivables (after provision)		
Non-current	**9,925**	22,832
Borrowings		
Non-current	**15,619**	16,623

During the year an interest expense amounting to $0.631 million (2001: $0.931 million) was recognised by the Company in relation to these loans. The interest rate charged during the year was between 3.93% and 4.96% (2001: 5.8% and 6.5%).

31. RELATED PARTIES (CONTINUED)

31.2 Controlled Entities (Continued)

(b) *Transactions*

(i) During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. *These transactions are in the ordinary course of business and on normal commercial terms and conditions.*

(ii) Orbital Engine Company (Australia) Pty Ltd charged a facility fee to Orbital Engine Corporation Limited for the provision of office premises, computer and administration support of $341,139 for the year ended 30 June 2002, (30 June 2001: $341,139).

31.3 Other Related Parties – Business Undertakings

Details of dealings with other related parties, being Synerject LLC, are set out below:

(a) *Receivables and Payables*

The aggregate amounts receivable from/payable to business undertakings by the consolidated entity at balance date are:

	CONSOLIDATED	
	2002	2001
	$000's	$000's
Receivables		
Current	-	2,069
Non current	**10,222**	3,508
	10,222	5,577
Payables		
Current	**784**	2,666

(b) *Transactions*

During the year the consolidated entity provided engineering services to Synerject LLC of $1.853 million (2001: $5.564 million) and purchased goods and services to the value of $27.482 million (2001: $30.491 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

32. NOTES TO THE STATEMENTS OF CASH FLOWS

32.1 Reconciliation of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the statement of financial position as follows:

	NOTE	CONSOLIDATED		THE COMPANY	
		2002	2001	2002	2001
		$000's	$000's	$000's	$000's
Cash		**13,764**	32,735	**13,024**	27,542

32. NOTES TO THE STATEMENTS OF CASH FLOWS (CONTINUED)

	NOTE	CONSOLIDATED		THE COMPANY	
		2002	2001	2002	2001
		$000's	$000's	$000's	$000's
32.2 Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities					
Loss from ordinary activities after income tax		**(26,776)**	(26,561)	**(26,776)**	(26,882)
Add/(less) items classified as investing/financing activities:					
Interest received	2	**(752)**	(2,338)	**(695)**	(760)
Loss/(profit) on sale of property, plant and equipment	2	**31**	(46)	**(57)**	(23)
Add/(less) non-cash items:					
Depreciation	3.4	**2,519**	2,767	**9**	14
Amortisation of leased assets	3.4	**233**	271	**21**	42
Leasehold improvements written off	3.4	**490**	-	**-**	-
Goodwill written off	3.4	**-**	379	**-**	-
Prepaid marketing expense	3.4	**2,319**	2,319	**-**	-
Provision for doubtful debts	3.4	**303**	-	**-**	-
Amounts set aside to provisions		**1,464**	1,346	**-**	-
Finance charges on capitalised leases	3.2	**72**	69	**13**	10
Share of losses in business undertaking		**3,068**	12,834	**-**	-
Net foreign exchange (gains) / losses	3.4	**(1,393)**	334	**418**	(100)
(Decrease) in net taxes payable		**107**	(1,583)	**35**	(764)
Provision against carrying value of investments and receivables from subsidiaries	3.3	**6,446**	-	**21,489**	22,940
Net cash used in operating activities before changes in assets and liabilities		**(11,869)**	(10,209)	**(5,543)**	(5,523)
Changes in assets and liabilities during the year:					
Decrease/(increase) in receivables		**1,371**	4,092	**(8)**	16
Decrease in inventories		**246**	161	**-**	-
(Increase)/decrease in prepayments		**(381)**	156	**1**	(2)
Decrease/(increase) in other non-current assets		**424**	4	**-**	-
(Decrease)/increase in trade creditors		**(2,853)**	(3,951)	**(930)**	346
(Decrease) in unearned income		**(2,005)**	(2,176)	**-**	-
(Decrease)/increase in employee provisions		**1,461**	(418)	**191**	38
		(1,737)	(2,132)	**(746)**	398
Net cash used in operating activities		**(13,606)**	(12,341)	**(6,289)**	(5,125)

33. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

33.1 Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year. During the year ended 30 June 2002 no forward exchange contracts were held.

33.2 Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised on the balance sheet, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

33. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

33.3 Interest Risk

Interest risk on bank accounts is carried at prevailing market rates. The weighted average effective interest rate for all bank accounts and cash deposits as at 30 June 2002 was 3.35% (2001: 5.87%).

Receivables and trade creditors are non-interest bearing.

Interest is charged on lease liabilities at prevailing market rates at the time of entering into the lease contract. The weighted average effective interest rate on lease liabilities as at 30 June 2002 was 7.02% (2001: 7.11%).

Employee entitlements to long service leave have been calculated using the average interest rates represented by the discount rates disclosed at Note 19.

All other financial assets and liabilities are not interest bearing.

33.4 Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts of receivables, investments, trade creditors, employee entitlements and lease liabilities approximate net fair value.

The fair value of the Loan from the Government of Western Australia (Refer Note 17) is approximately $9.442 million discounted at 6% until final date for repayment.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION FOR THE YEAR ENDED 30 JUNE 2002

1. In the opinion of the Directors of Orbital Engine Corporation Limited:

(a) the financial statements and notes, set out in pages 13 to 43 are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
(ii) *complying with Accounting Standards and the Corporations Regulations 2001; and*

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors:

R W KELLY
Chairman

P C COOK
Chief Executive Officer

Dated at Perth, Western Australia this 29th day of August, 2002

KPMG

Independent audit report to the members of Orbital Engine Corporation Limited

Scope

We have audited the financial report of Orbital Engine Corporation Limited for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 33, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.
The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Orbital Engine Corporation Limited is in accordance with:

a) the Corporations Act 2001, including:

   i.) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the financial year ended on that date; and

   ii.) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

B C FULLARTON
Partner

Perth

30 August 2002

	2002 A$000's	2002* US$000's
2. SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP		
2.1 Statement of Earnings Data		
Total revenue	51,960	29,243
Net loss	25,693	14,460
2.2 Balance Sheet Data at Year End		
Current assets	21,710	12,218
Total assets	44,558	25,077
Current liabilities	13,268	7,467
Total long-term debt	19,357	10,894
Total shareholders' deficit	(13,189)	(7,423)

* Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation's published buy rate for telegraphic transfers which was US$0.5628 = A$1.00 on 30 June 2002. Such translations are provided for information purposes only.

3. SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a) *Accounting for Stock Based Compensation*

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b) *Investments*

Under AUS GAAP, the Company's investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment is considered an available-for-sale security under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", and is carried at fair value, with unrealised gains and losses excluded from earnings and reported in other comprehensive income. However, at 30 June 2002 there is no difference in accounting for this investment since the provision recognized for AUS GAAP is considered other than temporary.

(c) *Licence and Marketing Agreements*

A difference, totalling $2.319 million credit (2001: $2.319 million credit, 2000: $5.121 million debit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable within reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and prepaid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. The capitalised prepaid marketing expense has been amortised under AUS GAAP.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital's operations.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY FINANCIAL INFORMATION
IN ACCORDANCE WITH UNITED STATES GAAP
FOR THE YEAR ENDED 30 JUNE 2002

	NOTE	2002 A$000's	2001 A$000's	2000 A$000's
1. RECONCILIATION OF ACCOUNTS TO US GAAP				
1.1 Profit and Loss Account				
Net (loss) reported under AUS GAAP		(26,776)	(26,837)	(9,929)
Net tax effects of the US GAAP adjustments		(858)	(1,058)	(1,057)
Stock option compensation	3 (a)	(378)	(584)	(3,826)
Licence and marketing agreements	3 (c)	2,319	2,319	(5,121)
Net loss according to US GAAP		(25,693)	(26,160)	(19,933)
Loss per ordinary share - US GAAP (A cents)	(a)			
- Basic		(7.24)	(7.40)	(6.14)
- Diluted		(7.24)	(7.40)	(6.14)
Loss per American Depositary Share (ADS) - US GAAP (A cents)	(a)			
- Basic		(57.89)	(59.16)	(49.12)
- Diluted		(57.89)	(59.16)	(49.12)
Number of ordinary shares in calculation (000's)				
- Basic		355,078	353,720	324,686
- Diluted		355,078	353,720	324,686

(a) The options exercisable under the Company's Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares, in 2002, would have been 359,775,889.

	NOTE	2002 A$000's	2001 A$000's	2000 A$000's
1.2 Shareholders' Equity				
Shareholders' equity reported per AUS GAAP financial statements		(12,705)	14,071	35,792
Tax effect of US GAAP adjustments		-	858	1,916
Investments	3 (b)	-	(1,367)	-
Licence and marketing agreements	3 (c)	(484)	(2,802)	(5,121)
Shareholders' equity (deficit) according to US GAAP		(13,189)	10,760	32,587

	NOTE	2002 A$000's	2001 A$000's	2000 A$000's
1.3 Consolidated Balance Sheets				
Total assets reported per AUS GAAP financial statements		45,042	111,789	198,720
Future income tax benefit written off/reclassified		-	(2,627)	(2,368)
Investments	3 (b)	-	(1,367)	-
Licence and marketing agreements	3 (c)	(484)	(2,802)	(5,121)
Total assets according to US GAAP		44,558	104,993	191,231

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
FIVE YEAR FINANCIAL DATA
IN ACCORDANCE WITH AUSTRALIAN GAAP
EXPRESSED IN AUSTRALIAN DOLLARS

	2002 $000's	2001 $000's	2000 $000's	1999 $000's	1998 $000's
Revenue					
Revenue from operating activities	50,964	57,610	47,381	51,251	53,379
Other revenues from ordinary activities	996	4,041	3,966	14,704	9,501
Total revenue	51,960	61,651	51,347	65,955	62,880
Total operating expenditure	(77,835)	(89,019)	(64,229)	(69,533)	(56,601)
Operating (loss)/profit before abnormal items and income tax	(25,875)	(27,368)	(12,882)	(3,578)	6,279
Abnormal expenses:					
Amortisation of patents, licenses and technologies arising from corporate restructurings	-	-	-	(52,453)	(52,452)
Amortisation of cash expenditure on certain intangible assets	-	-	-	(31,616)	(32,974)
Rationalisation of United States operations	-	-	-	(6,948)	-
Total abnormal expenses	-	-	-	(91,017)	(85,426)
Operating loss before income tax	(25,875)	(27,368)	(12,882)	(94,595)	(79,147)
Income tax (expense)/credit attributable to operating (loss) including abnormal tax write-offs	(901)	807	2,998	7,381	(9,603)
Outside equity interests in operating loss	-	(276)	(45)	-	-
Operating loss after income tax attributable to members of the Company	(26,776)	(26,837)	(9,929)	(87,214)	(88,750)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
FIVE YEAR FINANCIAL DATA
IN ACCORDANCE WITH AUSTRALIAN GAAP
EXPRESSED IN AUSTRALIAN DOLLARS

	2002 $000's	2001 $000's	2000 $000's	1999 $000's	1998 $000's
CURRENT ASSETS					
Cash	13,764	32,735	52,855	32,186	27,844
Receivables	6,904	10,647	14,739	13,942	20,432
Inventories	555	801	962	1,203	1,842
Other	971	2,426	2,582	424	1,799
TOTAL CURRENT ASSETS	22,194	46,609	71,138	47,755	51,917
NON-CURRENT ASSETS					
Receivables	10,222	3,508	-	2,042	-
Other financial assets	-	6,446	6,446	6,446	-
Property, plant & equipment	12,626	15,534	19,032	21,174	30,942
Deferred tax assets	-	2,627	2,367	1,961	2,364
Research and development syndication assets	-	36,158	96,507	92,541	84,479
Intangibles	-	-	-	-	84,069
Other	-	907	3,230	65,764	60,884
TOTAL NON-CURRENT ASSETS	22,848	65,180	127,582	189,928	262,738
TOTAL ASSETS	45,042	111,789	198,720	237,683	314,655
CURRENT LIABILITIES					
Accounts Payable	5,652	8,505	17,119	13,779	7,212
Interest-bearing liabilities	236	384	298	447	411
Current tax liabilities	52	390	528	2,829	4,280
Provisions	5,060	2,254	2,462	2,294	3,317
Other	2,268	3,978	2,760	1,060	4,488
TOTAL CURRENT LIABILITIES	13,268	15,511	23,167	20,409	19,708
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	357	541	431	4,085	839
Non interest-bearing liabilities	19,000	19,000	19,000	19,000	19,000
Provisions	3,527	3,445	3,009	9,769	18,437
Deferred tax liabilities	-	2,375	3,419	4,579	12,170
Research and development syndication liabilities	-	36,158	96,507	96,507	84,479
Other	21,595	20,688	17,395	69,832	59,436
TOTAL NON-CURRENT LIABILITIES	44,479	82,207	139,761	203,772	194,361
TOTAL LIABILITIES	57,747	97,718	162,928	224,181	214,069
NET ASSETS / (LIABILITIES)	(12,705)	14,071	35,792	13,502	100,586

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
FIVE YEAR FINANCIAL DATA
IN ACCORDANCE WITH UNITED STATES GAAP
EXPRESSED IN UNITED STATES DOLLARS

	2002 $000's	2001 $000's	2000 $000's	1999 $000's	1998 $000's
Revenue					
Revenue from operating activities	28,683	27,939	23,566	33,048	31,196
Other revenue from ordinary activities	561	2,061	1,269	9,721	5,899
Total revenue	29,244	30,000	24,835	42,769	37,095
Total operating expenditure	(42,713)	(43,073)	(37,869)	(50,826)	(34,997)
Operating (loss)/profit before income tax	(13,470)	(13,073)	(13,034)	(8,057)	2,098
Income tax (expense)/credit attributable to operating (loss)/profit	(990)	(128)	1,159	(890)	92
Outside equity interests in operating loss	-	(141)	(27)	-	-
Operating (loss)/profit after income tax attributable to members of the Company	(14,460)	(13,342)	(11,902)	(8,947)	2,190

Profit and Loss items have been translated at Westpac Banking Corporation's published buy rate for telegraphic transfers on 30 June each year (2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 2000: US$0.5971 = A$1.00; 1999: US$0.6611 = A$1.00; 1998: US$0.6208 = A$1.00). Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES
FIVE YEAR FINANCIAL DATA
IN ACCORDANCE WITH UNITED STATES GAAP
EXPRESSED IN UNITED STATES DOLLARS

	2002 $000's	2001 $000's	2000 $000's	1999 $000's	1998 $000's
CURRENT ASSETS					
Cash	7,746	16,695	31,560	21,278	17,286
Receivables	3,886	5,430	8,801	9,217	12,684
Inventories	312	409	574	795	1,144
Other	274	55	157	281	1,116
TOTAL CURRENT ASSETS	12,218	22,589	41,092	31,571	32,230
NON-CURRENT ASSETS					
Receivables	5,753	1,789	-	1,350	-
Other financial assets	-	2,590	3,849	4,261	-
Property, plant & equipment	7,106	7,922	11,364	13,998	19,209
Research and development syndication assets	-	18,441	57,624	61,179	52,445
Intangibles	-	-	-	-	986
Other	-	215	255	43,477	37,766
TOTAL NON-CURRENT ASSETS	12,859	30,957	73,092	124,265	110,406
TOTAL ASSETS	25,077	53,546	114,184	155,836	142,636
CURRENT LIABILITIES					
Accounts payable	3,181	4,337	10,222	9,109	4,477
Current tax liabilities	133	199	315	1,870	2,657
Interest-bearing liabilities	29	196	178	295	256
Provisions	2,848	1,150	1,470	1,517	2,059
Other	1,276	2,029	1,648	701	2,786
TOTAL CURRENT LIABILITIES	7,467	7,911	13,833	13,492	12,235
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	201	276	257	2,701	521
Non interest-bearing liabilities	10,693	9,690	11,345	12,561	11,795
Provisions	1,985	1,757	1,797	6,458	11,446
Research and development syndication liabilities	-	18,441	57,624	63,801	52,445
Other	12,154	9,983	9,870	45,931	35,690
TOTAL NON-CURRENT LIABILITIES	25,033	40,147	80,893	131,452	111,897
TOTAL LIABILITIES	32,500	48,058	94,726	144,944	124,132
NET ASSETS / (LIABILITIES)	(7,423)	5,488	19,458	10,892	18,504

Balance Sheet items have been translated at Westpac Banking Corporation's published buy rate for telegraphic transfers on 30 June each year (2002: US$0.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 2000: US$0.5971 = A$1.00; 1999: US$0.6611 = A$1.00; 1998: US$0.6208 = A$1.00). Such translations are provided for information purposes only.

Shareholding Details

Class of Shares and Voting Rights

As at 23 August, 2002 there were 13,734 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 10 of the Company's Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-
a) at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or Representative; and
b) on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or Representative has one vote for each ordinary share held.
At 23 August, 2002 there are 5,350,650 options over unissued shares granted to employees under the entity's Employee Share Plan. Refer to Note 22.1 for the terms and conditions related to these options.

Substantial Shareholders and Holdings as at 23 August 2002

Nil

Distribution of Share Holdings as at 23 August 2002

1-1,000	4,627
1,001 – 5,000	5,428
5,001 – 10,000	1,698
10,001 – 100,000	1,807
100,000 *and over*	174
	13,734
Total Shares on issue	354,698,274
Number of shareholders holding less than a marketable parcel	4,003

Top 20 Shareholders as at 23 August 2002

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	146,015,761	41.05
National Nominees Limited*	26,985,569	7.59
Westpac Custodian Nominees Limited	13,050,004	3.67
Sandhurst Trustees Ltd	8,071,839	2.27
Saltbush Nominees Pty Ltd	7,067,418	1.99
Citicorp Nominees Pty Limited	7,037,969	1.98
Citicorp Nominees Pty Limited	5,219,798	1.47
Chase Manhattan Nominees Limited	3,794,643	1.07
HSBC Custody Nominees (Australia) Limited	3,584,211	1.01
Colonial Investment Services Limited	3,462,438	0.97
Pasco Nominees Pty Ltd	3,315,039	0.93
Leveq Nominees Pty Ltd	3,000,000	0.84
Saltbush Nominees Pty Ltd	2,929,775	0.82
Sandhurst Trustees Ltd	2,697,632	0.76
Margaret Street Nominees Pty Ltd	1,418,784	0.40
Commonwealth Custodial Services Limited	1,390,091	0.39
Nefco Nominees Pty Ltd	1,078,976	0.30
Mr Bruce James Hamilton Goetze	1,007,610	0.28
Rovno Pty Ltd	1,001,500	0.28
AMP Life Limited	981,573	0.28

The twenty largest shareholders hold 68.35% of the ordinary shares of the Company.

* Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital's 16,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

OFFICES AND OFFICERS

REGISTERED OFFICE

1 Whipple Street
Balcatta, Western Australia, 6021
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2111

PRINCIPAL OFFICES

Orbital Engine Company (Australia) Pty Ltd
1 Whipple Street
Balcatta, Western Australia, 6021
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2111

Orbital Fluid Technologies Inc.
201 Enterprise Drive
Newport News, Virginia, 23603
United States of America
Telephone: 1(757) 833 3400
Facsimile: 1 (757) 833 3410

Orbital Engine Company (UK) Ltd
Unit 4, Wellington Business Park
Dukes Ride, Crowthorne
Berkshire RG45 6LS
Telephone: 44 (1344) 762 999
Facsimile: 44 (1344) 779 229

CONTACT DETAILS

Australia-
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2111

United States
Telephone: 1866 714 0668

INTERNET ADDRESS

http://www.orbeng.com
Email: info@orbeng.com

DIRECTORS

Ross William Kelly – Chairman
Peter Chapman Cook – Chief Executive Officer
John Richard Marshall
The Honourable Andrew Peacock, AC
John Grahame Young

COMPANY SECRETARIES

Keith Anthony Halliwell – Chief Financial Officer
John Bruce Abbott

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia, 6000
Telephone: 61 (08) 9323 2000
Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America
Telephone: 1 (212) 815 2218
Facsimile: 1 (212) 571 3050

STOCK EXCHANGE LISTINGS

Australian Stock Exchange Limited (Code "OEC")
New York Stock Exchange Inc. (Code "OE")
Berlin Stock Exchange (Code "ORE")
Frankfurt Stock Exchange (Code "OREA")

AUDITORS

KPMG
Level 31, Central Park
152-158 St Georges Terrace
Perth, Western Australia, 6000

OTHER INFORMATION

Orbital Engine Corporation Limited, incorporated and domiciled in Australia, is a publicly listed company limited by shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 2 September 2002

By:

Name: John Abbott

Title Company Secretary